Execution Version

ARRANGEMENT AGREEMENT

Among

TASEKO MINES LIMITED

And

CURIS RESOURCES LTD.

DATED AS OF SEPTEMBER 8, 2014

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of September 8, 2014.

AMONG:

TASEKO MINES LIMITED, a company existing under the laws of the Province of British Columbia, Canada

(“Taseko”)

AND:

CURIS RESOURCES LTD., a company existing under the laws of the Province of British Columbia, Canada

(“Curis”)

(and each of Taseko and Curis being hereinafter singularly also referred to as a “Party” and collectively referred to as the “Parties” as the context so requires).

WHEREAS:

A.         Taseko and Curis are proposing to carry out a transaction pursuant to which Taseko will, directly or indirectly, acquire all of the issued and outstanding securities of Curis; and

B.         Taseko and Curis intend that the direct or indirect acquisition of all of the outstanding securities of Curis by Taseko, be carried out under the arrangement provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia).

             THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby mutually acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1       Definitions

             Wherever used in this Agreement, unless there is something inconsistent in the subject matter or context, the following words and terms will have the meanings set forth below and in addition certain other words and terms are defined in the Plan of Arrangement:

“affiliate” has the meaning ascribed to it in the Securities Act (British Columbia).

“Alternative Proposal” means any inquiry, proposal or offer made by a third party, in each case whether in a single transaction or a series of related transactions (including a stated intention to make a proposal or offer), regarding (i) a merger, amalgamation, statutory arrangement, business combination, recapitalization, take-over bid, tender offer or exchange offer that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of the outstanding Curis Shares; (ii) a direct or indirect sale or other disposition of assets of Curis (including shares of Curis Subsidiaries) constituting more than 20% of the book value (on a consolidated basis) of the assets of Curis (or any lease, long-term supply agreement, license or other arrangement having the same economic effect as a sale or other disposition of 20% or more of the assets of Curis); (iii) a liquidation or winding-up of Curis; (iv) any direct or indirect sale, issuance or acquisition of Curis Shares (or securities representing, convertible into or exercisable for, Curis Shares) representing 20% or more of the outstanding Curis Shares, or (v) any other transaction involving Curis or the Curis Subsidiaries similar to the foregoing the consummation of which would reasonably be expected to impede, interfere with or prevent the consummation of the Transaction, and in each case excluding the Arrangement and any other transaction contemplated hereby and any transaction involving only Curis and/or one or more of the Curis Subsidiaries.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act and the Corruption of Foreign Public Officials Act (Canada), S.C. 1998, c. 34 and similar applicable Laws of any other jurisdiction prohibiting corruption, bribery or money laundering.

“Arrangement” means the arrangement under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations made in accordance with Article 8 hereof or Article 6 of the Plan of Arrangement.

“Agreement” means this arrangement agreement and any amendment or variation hereto made in accordance with Article 8 hereof, including all Schedules hereto and any instrument or agreement supplementary or ancillary hereto.

“Arrangement Filings” means the filings, if any, that are required under the BCBCA to be made with the Registrar in order for the Arrangement to be effective.

“Arrangement Resolutions” means the special resolutions of Curis Securityholders approving this Agreement and the Plan of Arrangement, which is to be considered at the Curis Meeting and will be substantially in the form and content of Schedule 5 hereto.

“Authorization” means an authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not the same have the force of Laws, and includes any Environmental Approval.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations thereto.

“Business Day” means a day that is not a Saturday, Sunday or civic or statutory holiday in British Columbia.

“Canadian Securities Laws” means the Securities Act and the equivalent legislation in the other Provinces and Territories of Canada, the rules, regulations and forms made or promulgated under any of such statutes, and the published policies, bulletins and notices of the regulatory authorities administering such statutes.

“Change in Recommendation” has the meaning ascribed to it in Section 5.5.2(c) .

“Competition Act” means the Competition Act (Canada).

“Confidentiality Agreement” means the confidentiality agreement entered into by Taseko and Curis dated June 9, 2014.

“Contracts” means any contract, license, lease, agreement, options, franchise, arrangement, commitment, understanding, entitlement, engagement, warranty or guarantee or other right or obligation to which a Person or any Subsidiary of the Person, as the case may be, is a party or pursuant to which the Person or any Subsidiary of the Person, as the case may be, is bound or affected or to which any of their respective properties or assets is subject or is otherwise obligated to provide a benefit to, or is entitled to receive a benefit from, any other Person.

“Court” means the Supreme Court of British Columbia.

“Curis” means Curis Resources Ltd., a company existing under the laws of the Province of British Columbia, Canada.

“Curis Benefit Plan” means all plans with respect to Curis employees or former employees to which Curis is a party to or bound by or to which Curis has an obligation to contribute relating to retirement savings, pensions, bonuses, profit sharing, deferred compensation, incentive compensation, life or accident insurance, hospitalization, health, medical or dental treatment or expenses, disability, unemployment insurance benefits, employee loans, vacation pay, severance or termination pay or other benefit plan, other than a Statutory Plan.

“Curis Board” means the board of directors of Curis.

“Curis Circular” means the notice of the Curis Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, and documents incorporated by reference therein, to be sent to Curis Securityholders in connection with the Curis Meeting, as amended, supplemented or otherwise modified from time to time.

“Curis Disclosure Documents” means, collectively, all documents and information published or filed by Curis under applicable Securities Laws since August 31, 2011 and publicly available on the SEDAR website.

“Curis Disclosure Letter” means the disclosure letter executed by Curis and delivered to Taseko at or prior to the execution of this Agreement.

“Curis Financial Statements” means the consolidated annual financial statements of Curis for the years ended March 31, 2013 and 2014, which comprise Curis’ consolidated statements of financial position, the consolidated statements of comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the condensed interim consolidated financial statements of Curis for the three month periods ended June 30, 2013 and 2014, which comprise Curis’ condensed interim consolidated statements of financial position, condensed interim consolidated statements of comprehensive loss, condensed interim consolidated statements of changes in equity and condensed interim consolidated statements of cash flows for such periods.

“Curis Meeting” means the special meeting of Curis Securityholders, including any adjournments or postponements thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolutions.

“Curis Mineral Rights” has the meaning ascribed thereto in Section (u)(i) of Schedule 2.

“Curis Option” means an option to acquire one Curis Share that is outstanding immediately before the Effective Time pursuant to the Curis Option Plan.

“Curis Option Plan” means the Share Option Plan of Curis, dated for reference September 19, 2011, as may be amended from time to time.

“Curis Optionholders” means the holders from time to time of Curis Options and “Curis Optionholder” means any one of them.

“Curis Permitted Encumbrances” means:

(a)

minor title defects or irregularities or servitudes, easements, restrictions, encroachments, covenants, rights of way and other similar rights or restrictions in real property or mineral property, or any interest therein, whether registered or unregistered, provided the same are not of such nature as to materially impair the operation or enjoyment of Curis Property or Curis Mineral Rights;

(b)

undetermined or inchoate liens, charges and privileges (including mechanics’, construction, carriers’, workers’, repairers’, storers’ or similar liens) which individually or in the aggregate are not material, arising or incurred in the ordinary course of business of Curis;

(c)

statutory liens, adverse claims or Encumbrances of any nature whatsoever claimed or held by any Governmental Entity that have not at the time been filed or registered against the title to Curis Property or Curis Mineral Rights or served upon Curis pursuant to Law or that relate to obligations not due or delinquent save and except for statutory liens, adverse claims or Encumbrances related to Taxes which are due and payable;

(d)

the reservations, limitations, provisos and exceptions in any original grants from any Governmental Entity of any real property or mineral property or interest therein and statutory exceptions to title that do not materially detract from the value of Curis Property or Curis Mineral Rights or materially impair the operation or enjoyment of Curis Property or Curis Mineral Rights; and

(e)	the Encumbrances listed in the Curis Disclosure Letter.

“Curis Property” has the meaning ascribed thereto in Section (u)(i) of Schedule 2.

“Curis Securities” means, collectively, Curis Shares and Curis Options.

“Curis Securityholder Approval” has the meaning ascribed to such term in Section 2.5(d) .

“Curis Securityholders” means Curis Shareholders and Curis Optionholders.

“Curis Shareholders” means the holders from time to time of Curis Shares and “Curis Shareholder” means any one of them.

“Curis Shares” means the common shares without par value in the capital of Curis.

“Curis Subsidiaries” means Florence Copper Inc., Curis Holdings (Canada) Ltd. and Copper Recovery Technologies LLC.

“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement.

“Dissent Rights” means the rights of dissent in respect of the Arrangement under the BCBCA described in Article 5 of the Plan of Arrangement.

“Dissenter” means a registered Curis Shareholder who has validly exercised a Dissent Right.

“Effective Date” means the date upon which the Arrangement becomes effective and the transactions comprising the Arrangement commence, as provided in the Plan of Arrangement.

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Encumbrance” means any encumbrance including any hypothec, mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing.

“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Entities pursuant to Environmental Laws with respect to the operation of a Person or its Subsidiaries or its businesses, including the control or ownership of leased property or real property.

“Environmental Laws” means all applicable federal, provincial, state and local Laws, including applicable civil or common law, imposing liability or standards of conduct for or relating to the regulation of activities, materials, substances or wastes in connection with or for or to the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation) including without limitation location or area governed by such Laws.

“Final Application” has the meaning ascribed thereto in Section 2.13(d) .

“Final Order” means the order made after the application to the Court pursuant to subsection 291(4) of the BCBCA, in a form acceptable to Curis and Taseko, each acting reasonably, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended by the Court (with the consent of both Curis and Taseko each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Curis and Taseko, each acting reasonably) on appeal.

“Financial Advisor” means Paradigm Capital Inc., financial advisor to the Curis Board.

“Florence Copper Project” means an advanced-stage in-situ copper recovery project in central Arizona near the community of Florence, located on land holdings totalling 1,342-acres including 1,182 acres of patented claims and 160 acres of state mineral leases.

“GAAP” means generally accepted accounting principles in Canada applicable to public companies set forth in the CPA Canada Handbook – Accounting (which, as of the date of this Agreement, are the International Financial Reporting Standards adopted by the International Accounting Standards Board), at the relevant time for the relevant entity.

“Governmental Entity” means any applicable:

(a)

multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign;

(b)	subdivision, agent, commission, board or authority of any of the foregoing;

(c)

quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including the Securities Regulators; or

(d)	stock exchanges including the TSX and the NYSE.

“Hazardous Substance” means any pollutant, contaminant, deleterious substance, asbestos material, hazardous, corrosive or toxic substance, special waste or any other substance that is prohibited, controlled or regulated under any Environmental Law.

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Independent Valuation” means the independent valuation of Curis as of August 31, 2014 provided by the Valuator in accordance with the requirements of MI 61-101.

“Interim Order” means the order made after the application to the Court pursuant to

Section 291(2) of the BCBCA, in a form acceptable to Curis and Taseko, each acting reasonably, providing for, among other things, the calling and holding of the Curis Meeting, as the same may be amended by the Court with the consent of Curis and Taseko, each acting reasonably.

“Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

“Lock-Up Agreements” means the lock-up agreements entered into among Taseko and each of the Locked-Up Shareholders pursuant to which the Locked-Up Shareholders have agreed, subject to the terms thereof, to vote their Curis Securities in favour of the Arrangement Resolutions.

“Locked-Up Shareholders” means the Curis Shareholders listed in Schedule 4.

“Material Adverse Effect” means, in respect of a Party, any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be material and adverse to the business, properties, operations, results of operations or financial condition of such Party and its subsidiaries, taken as a whole, except any change, effect, event or occurrence resulting from or relating to:

(a)

the announcement of the execution of this Agreement or the transactions contemplated hereby, the performance of any obligation hereunder, the consummation of the transactions contemplated under this Agreement or communication to any third party by the applicable Party of its plans or intentions with respect to the other Party or any of its Subsidiaries;

(b)

general changes in global, Canadian or U.S. political, economic or financial conditions or capital markets, including any reduction in major market indices or any general suspension of trading in securities or moratorium;

(c)	any change in applicable Laws or in the interpretation thereof by any Governmental Entity;

(d)	any change in GAAP;

(e)	any natural disaster or act, outbreak or escalation of war, armed conflict, sabotage or terrorism;

(f)	any change in the price of base metals or precious metals;

(g)	any change relating to foreign currency exchange rates;

(h)	changes affecting the mining industry generally;

(i)

any decrease in the market price or any decline in the trading volume of the common or ordinary shares of the applicable Party on the TSX (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred); or

(j)	any act, omission or matter consented to in writing by the other Party or that is expressly contemplated or permitted under this Agreement;

provided, however, that any change, effect, event or occurrence or development referred to in clauses (c), (e) or (h) above shall not be excluded from the definition of Material Adverse Effect to the extent that it has a material disproportionate adverse effect on the applicable Party relative to comparable mineral exploration companies, in the case of Curis, and relative to comparable mining development companies, in the case of Taseko; and provided further that any determination as to whether any of the conditions or other matters have a Material Adverse Effect shall be made only after taking into account all effective insurance coverage with respect to such condition or matter.

“Material Contract”, in respect of Curis, means:

(a)

any Contract that requires current or future payments (actual or contingent) to or by Curis or any of the Curis Subsidiaries in excess of $200,000 in any one year or $750,000 during the entire term (including, if applicable, any renewals thereof);

(b)

any Contract that requires annual payments (actual or contingent) to or by Curis or any of the Curis Subsidiaries in excess of $200,000, with a term or commitment to or by Curis or any of the Curis Subsidiaries that may reasonably extend beyond one year and which cannot be terminated without penalty on less than thirty (30) days’ notice or which is outside the ordinary course of business; and

(c)

any other Contract which is a “material contract” within the meaning of such term under NI 51-102, excluding Contracts entered into for the purposes of the Transaction contemplated in this Agreement; and

in respect of Taseko, means a “material contract” within the meaning of such term under NI 51-102.

“Material Fact” means a “material fact” within the meaning of the Securities Act.

“Misrepresentation” means a “misrepresentation” within the meaning of the Securities Act.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations.

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

“NYSE” means the NYSE MKT LLC.

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person.

“Person” means any individual, sole proprietorship, partnership, unlimited liability company, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Entity, and a natural person in such person’s capacity as trustee, executor, administrator or other legal representative and, when the context requires it, means any of Taseko or Curis.

“Plan of Arrangement” means the plan of arrangement substantially in the form set forth in Schedule 1 to this Agreement as amended or supplemented from time to time in accordance with Article 6 of the Plan of Arrangement.

“Registrar” means the Registrar of Companies under the BCBCA.

“Regulatory Approval” means any material approval, consent, waiver, permit, order or exemption from any Governmental Entity that is required to be obtained in order to permit the Arrangement to be effected.

“Representatives” has the meaning ascribed thereto in Section 5.5.1.

“Rights Plan” means the shareholder rights plan of Curis pursuant to the Shareholder Rights Plan Agreement dated as of August 17, 2011, as amended and restated or replaced at the next annual general and special meeting of Curis Shareholders, between Curis and Computershare Investor Services Inc., as rights agent.

“SEC” means the United States Securities and Exchange Commission.

“Section 3(a)(10) Exemption” has the meaning ascribed thereto in Section 2.13.

“Securities Act” means the Securities Act (British Columbia).

“Securities Laws” means, collectively, all applicable Canadian Securities Laws, U.S. Securities Laws and any other applicable securities Laws.

“Securities Regulators” means the British Columbia Securities Commission, the securities regulatory authorities in each of the other Provinces of Canada and the SEC.

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

“Special Committee” means the special committee of the Curis Board created to consider, among other things, the transactions contemplated by this Agreement.

“State Mineral Lease” means the Arizona State Mineral Lease 11-26500 held by Florence Copper Inc. with respect to 159.5 acres of surface and mineral rights on Arizona State Trust Land to mine copper, gold, silver and other valuable minerals with the spatial and time limits of the lease, which lease expired on December 31, 2013 and for which the formal renewal process was initiated by Florence Copper Inc. in early October 2013 in accordance with the renewal guidelines of the Arizona State Land Department.

“Statutory Plan” means a statutory benefit plan which Curis is required to participate in or comply with, including the Canada Pension Plan and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation, in any jurisdiction in which Curis or any of the Curis Subsidiaries conducts business.

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which through share ownership or otherwise, the specified body corporate is entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes that will or might be entitled to vote upon the happening of any event or contingency are at the time owned directly or indirectly by such specified body corporate) and will include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary.

“Superior Proposal” means any bona fide written Alternative Proposal from a Person who is, as at the date of this Agreement, an arm’s length third party, that is made, directly or indirectly, after the date of this Agreement (and is not made in violation of Section 5.6) and that relates to the acquisition of all or substantially all of the assets of Curis (on a consolidated basis) or all of the issued and outstanding Curis Shares and that the Curis Board determines in good faith after consultation with its financial advisors and outside legal counsel:

(a)	is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the Person making such proposal;

(b)	is not subjected to any financing condition and is fully financed or reasonably capable of being fully financed without undue delay;

(c)	is not subject to any due diligence condition;

(d)	is not subject, by virtue of Law or the policies of any stock exchange to the condition that the issue of shares by the acquiring party be approved by a vote of any of its securityholders;

(e)	in the case of an offer to acquire Curis Shares, is offered or made available to all Curis Shareholders on the same terms and conditions; and

(f)	would, if consummated in accordance with its terms (without assuming away the risk of non-completion), result in a transaction more favourable to Curis Shareholders than the Transaction.

“Superior Proposal Notice” has the meaning ascribed thereto in Section 5.6.1(d) .

“Taseko” means Taseko Mines Limited, a company existing under the laws of the Province of British Columbia, Canada.

“Taseko Board” means the board of directors of Taseko.

“Taseko Convertible Loan” means the convertible loan made by Taseko to Curis pursuant to the convertible loan agreement between Taseko and Curis dated the date hereof.

“Taseko Disclosure Documents” means, collectively, all documents and information published or filed by Taseko under applicable Securities Laws since August 31, 2011 and publicly available on the SEDAR website.

“Taseko Disclosure Letter” means the disclosure letter executed by Taseko and delivered to Curis at or prior to the execution of this Agreement.

“Taseko Financial Statements” means the consolidated annual financial statements of Taseko, for the years ended December 31, 2012 and 2013, which comprise Taseko’s consolidated statements of comprehensive income (loss), consolidated statements of cash flows, consolidated balance sheets, consolidated statements of changes in equity, and the condensed interim financial statements of Taseko as at June 30, 2014, which comprises Taseko’s condensed interim consolidated statements of comprehensive income (loss) for the three and six month periods ended June 30, 2013 and June 30, 2014, condensed interim consolidated statements of cash flows for the three and six month periods ended June 30, 2013 and June 30, 2014, condensed consolidated interim balance sheets as at June 30, 2014 and December 31, 2013 and condensed consolidated statements of changes in equity as at June 30, 2013 and June 30, 2014.

“Taseko Mineral Rights” has the meaning ascribed there in Section t(i) of Schedule 3.

“Taseko Permitted Encumbrances” has the meaning ascribed to the term Curis Permitted Encumbrances, except that each reference to Curis therein shall be deemed to be a reference to Taseko.

“Taseko Property” has the meaning ascribed thereto in Section t(i) of Schedule 3.

“Taseko Shareholders” means holders of Taseko Shares.

“Taseko Shares” means the common shares without par value in the capital of Taseko.

“Taseko Subsidiaries” means, collectively, those subsidiaries of Taseko listed in the Taseko Disclosure Letter.

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” includes, without limitation, all returns, reports, declarations, elections, notices, filings, information returns and statements in respect of Taxes.

“Taxes” means all taxes, duties, levies, imposts and charges however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Entity, including all income or profits taxes (including federal income taxes and provincial and state income taxes), capital taxes, payroll and employee and other withholding taxes, employment insurance, social insurance taxes (including Canada Pension Plan payments), sales and use taxes, ad valorem taxes, goods and services and harmonized sales taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, goods and services taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation, pension assessment and other obligations of the same or of a similar nature to any of the foregoing.

“Termination Date” means December 31, 2014, or such later date as may be mutually agreed to in writing by the Parties.

“Termination Fee” has the meaning ascribed thereto in Section 9.4.

“Transaction” means collectively, the transactions contemplated in this Agreement and in the Plan of Arrangement as such may be amended from time to time.

“Transaction Documents” means collectively, this Agreement, the Curis Disclosure Letter, the Taseko Disclosure Letter, the Plan of Arrangement and the Lock-Up Agreements.

“Transmittal Letter” means the letter of transmittal enclosed with the Curis Circular sent to Curis Shareholders in connection with the Curis Meeting pursuant to which, among other things, registered Curis Shareholders are required to deliver certificates representing Curis Shares to the Depositary.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934.

“U.S. Securities Act” means the United States Securities Act of 1933.

“U.S. Securities Laws” means the “blue sky” or securities law of any state or territory of the United States or the District of Columbia, together with the U.S. Exchange Act and the U.S. Securities Act, and the rules and regulations of the SEC thereunder.

“U.S. Tax Code” means the United States Internal Revenue Code of 1986.

“Valuator” means Deloitte LLP.

1.2	Interpretation

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)

the division of this Agreement into Articles and Sections and the further division thereof and the insertion of headings and a table of contents are for convenience of reference only and will not affect the construction or interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, Section or Schedule refers to the specified Article or Section of or Schedule to this Agreement;

(b)

the terms “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and not to any particular section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto;

(c)

words importing the singular number only will include the plural and vice versa, words importing the use of any gender will include all genders and words importing persons will include firms and corporations and vice versa;

(d)

if any date on which any action is required to be taken under this Agreement by either Party is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day;

	(e)	the word “including” means “including, without limiting the generality of the foregoing”; and

	(f)	a reference to a statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation, rule or policy made thereunder.

1.3       Entire Agreement

             The Transaction Documents and the Confidentiality Agreement constitute the entire agreement between Taseko and Curis pertaining to the subject matter of this Agreement and supersede all prior arrangements, understandings, negotiations and discussions, whether oral or written, among them with respect to the subject matter of this Agreement. In the event of any conflict between the provisions of this Agreement and a Transaction Document or the Confidentiality Agreement, the provisions of this Agreement will prevail and govern.

1.4       Currency

             All references to cash or currency in this Agreement are to Canadian dollars unless otherwise indicated.

1.5       Time

             Unless otherwise indicated, all times expressed in this Agreement are to the local time in Vancouver, British Columbia, Canada.

1.6       Schedules

             The following Schedules are attached to and form part of this Agreement:

Schedule	Description

Schedule 1	Plan of Arrangement

Schedule 2	Representations and Warranties of Curis

Schedule 3	Representations and Warranties of Taseko

Schedule 4	Locked-Up Shareholders

Schedule 5	Arrangement Resolutions

1.7       Knowledge

             In this Agreement, any references to “the knowledge of Curis” will mean to the knowledge, information and belief of the Chief Executive Officer and the Chief Financial Officer of Curis and the Executive Vice President and General Counsel and Vice President – General Manager of Florence Copper Inc., after reasonable inquiry within Curis and the Curis Subsidiaries. Any references to “the knowledge of Taseko” will mean to the knowledge, information and belief ofthe Chief Operating Officer and the Chief Financial Officer of Taseko , after reasonable inquiry within Taseko and the Taseko Subsidiaries.

1.8       Invalidity of Provisions

             Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction will not affect the validity or enforceability of any other provision thereof.

ARTICLE 2
THE ARRANGEMENT

2.1       Arrangement

             Taseko and Curis agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement, without limitation to the foregoing, at the Effective Time the Plan of Arrangement will become effective with the result that among other things, Taseko will become the holder of all the issued and outstanding Curis Shares.

2.2       Implementation Steps by Curis

             Curis covenants in favour of Taseko that Curis will act expeditiously and in good faith to:

(a)

subject to Taseko complying on a timely basis with Section 2.4.3, use commercially reasonable efforts to prepare all materials necessary for filing the application for the Interim Order with the Court as soon as reasonably practicable after the date of execution of this Agreement;

(b)

apply to the Court, as soon as reasonably practicable, in a manner acceptable to Taseko, acting reasonably, under Division 5 of Part 9 of the BCBCA for the Interim Order, which application will clearly state Curis’ and Taseko’s intention to rely on the Section 3(a)(10) Exemption to implement the Transaction and thereafter proceed with and diligently pursue the Interim Order;

(c)

subject to Taseko complying on a timely basis with Section 2.4.3, properly convene and hold the Curis Meeting as soon as reasonably practicable after the Interim Order is issued, and in any event no later than November 30, 2014, for the purpose of approving the Arrangement Resolutions, provided that Taseko has satisfied its obligations under Section 2.4.3. Except as otherwise provided in this Agreement, Curis will not adjourn or otherwise change the timing of the Curis Meeting without the prior written consent of Taseko, such consent not to be unreasonably withheld, delayed or conditioned;

(d)	ensure that the Curis Circular is prepared and distributed to the Curis Securityholders in accordance with applicable Law no later than twenty-one (21) days prior to the date of the Curis Meeting;

(e)	permit representatives of Taseko to attend and speak at the Curis Meeting;

(f)	permit each Curis Shareholder to appear before the court at the hearing of the Court to approve the application for the Final Order;

(g)

subject to obtaining the Interim Order, apply to the Court, as soon as reasonably practicable, and in any event within three Business Days after the Curis Meeting under Section 291 of the BCBCA for the Final Order and thereafter proceed with and diligently pursue the Final Order;

(h)

subject to obtaining the Final Order, as soon as reasonably practicable thereafter, but subject to the satisfaction or waiver of the other conditions herein contained in favour of each Party, deliver to the Registrar any Arrangement Filings and take all other steps or actions as may be required to be taken by Curis in connection with the Transaction to give effect to the Arrangement; and

(i)	instruct counsel acting for it to bring the applications referred to in Section 2.2(a) and Section 2.2(g) in co-operation with counsel to Taseko.

2.3	Implementation Steps by Taseko

Taseko covenants in favour of Curis that Taseko will act expeditiously and in good faith to:

(a) use commercially reasonable efforts to obtain conditional approval of the listing of Taseko Shares that comprise the Consideration on the TSX and the NYSE; and

(b)

subject to obtaining the Final Order and subject to the satisfaction or waiver of the other conditions herein contained in favour of each Party, take all other steps or actions as may be required to be taken by Taseko in connection with the Transaction to give effect to the Arrangement.

2.4	Curis Information Circular, Curis Meeting and Related Materials

2.4.1	Curis covenants in favour of Taseko that Curis will act expeditiously and in good faith to:

(a)

Subject to Taseko complying on a timely basis with Section 2.4.3, will use commercially reasonable efforts to expeditiously prepare the Curis Circular, together with any other documents required by applicable Canadian Securities Laws or other applicable Laws in connection with the Arrangement, as soon as reasonably practicable after the date of the execution of this Agreement and, in any event, in sufficient time to hold the Curis Meeting in accordance with Section 2.2(c). In particular, Curis will use commercially reasonable efforts to prepare all materials necessary for the filing of the Interim Order with the Court within 15 Business Days after the execution of this Agreement;

(b)

use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolutions and against any resolution submitted by any Person that is inconsistent with, or which seeks (without Taseko’s consent) to hinder or delay the passage of the Arrangement Resolutions, including, if so reasonably requested by Taseko, by using a proxy solicitation service reasonably acceptable to Taseko;

(c)

will provide Taseko with copies of or access to information regarding the Curis Meeting generated by any dealer, proxy advisory firm or proxy solicitation firm, as may be reasonably requested by Taseko from time to time;

(d)

will advise Taseko as Taseko may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Curis Meeting, as to the tally of the proxies received by Curis in respect of the Arrangement Resolutions;

(e)

will promptly advise Taseko of any written notice of dissent or purported exercise by any Curis Shareholder of Dissent Rights received by Curis in relation to the Arrangement Resolutions and any withdrawal of Dissent Rights received by Curis and, subject to applicable Law, promptly advise Taseko of any written communications sent by or on behalf of Curis to any Curis Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolutions, consult with Taseko prior to sending any such communications, and provide copies of any such communications to Taseko on request;

(f)

within five (5) Business Days after the date of the execution of this Agreement, Curis will use its best efforts to prepare or cause to be prepared and provide to Taseko a list of securityholders of all classes, as well as a security position listing from each depository of its securities, including CDS Clearing and Depositary Services Inc., and will obtain and will deliver to Taseko thereafter on demand supplemental lists setting out any changes to such list and security position listing, all such deliveries to be in printed form and, if available, in computer reading format; and

(g)

establish a cut-off date for delivery of proxies for the purpose of voting at the Curis Meeting that is not less than two (2) days prior to the commencement of the Curis Meeting and will not waive such proxy cut-off without the prior consent of Taseko, which consent may be withheld in Taseko’s discretion.

2.4.2	The Curis Circular will, subject to the other terms of this Agreement, include:

(a)

the unanimous recommendation of the Curis Board that Curis Securityholders vote in favour of the Arrangement Resolutions (which recommendation will exclude any members of the Curis Board who are not entitled to vote on matters concerning the Transaction because of their interest in the Transaction) based on the unanimous recommendation of the Special Committee and on the Independent Valuation;

	(b)	a summary of the Independent Valuation;

	(c)	the opinion of the Financial Advisor to Curis to the effect that the consideration to be received under the Arrangement is fair from a financial point of view to the Curis Shareholders; and

(d)

a statement that each of the Locked-Up Shareholders intends to vote all of his or her Curis Shares (including any Curis Shares issued upon the exercise of any Curis Options) and Curis Options in favour of the Arrangement Resolutions, subject to the terms of the Lock-Up Agreements.

2.4.3    Taseko will furnish to Curis all such information regarding Taseko, its affiliates and the Taseko Shares as may be reasonably required by Curis (including, as required by Section 14.2 of Form 51-102 F5) in preparation of the Curis Circular and other documents related to the Curis Circular. Taseko will also use commercially reasonable efforts to obtain any necessary consents from Qualified Persons (as defined in NI 43-101) to the use of any technical information regarding the Taseko Property, and from its auditors to the use of any of its financial information, required to be included in the Curis Circular. Taseko will ensure that no such information will include any Misrepresentation and will constitute full, true and plain disclosure of such information concerning Taseko, and Taseko will upon request by Curis provide a certificate addressed to Curis signed by a senior officer of Taseko (in their capacity as such and without personal liability) to the foregoing effect.

2.4.4    Curis will provide Taseko and its legal counsel with a reasonable opportunity to review and comment on the Curis Circular prior to the Curis Circular being printed and mailed to Curis Securityholders and filed with the Securities Authorities, and Curis will give reasonable consideration to any comments made by Taseko and its counsel, provided that all information relating solely to Taseko included in the Curis Circular will be in form and content satisfactory to Taseko, acting reasonably, and Curis will provide Taseko with a final copy of the Curis Circular prior to mailing to the Curis Securityholders.

2.4.5    Curis will keep Taseko informed of any requests or comments made by Securities Authorities in connection with the Curis Circular and promptly provide Taseko with copies of any correspondence received by Curis from, or sent by Curis to, Securities Authorities in connection with the Curis Circular.

2.5       Interim Order

             The notice of motion for the application referred to in Section 2.2(a) will request that the Interim Order provide:

(a)

that Curis Securityholders will be the only class of Persons to whom notice is to be provided in respect of the Arrangement and the Curis Meeting and for the manner in which such notice is to be provided;

(b)	that the Curis Meeting may be adjourned or postponed from time to time by management of Curis without the need for additional approval of the Court;

(c)	that the record date for Curis Securityholders entitled to notice of and to vote at the Curis Meeting will not change in respect of adjournments or postponements of the Curis Meeting;

(d)	that the requisite approval for the Arrangement Resolutions will be an affirmative vote of the following (by tabulating the vote in each of the following three manners):

(i)	at least two-thirds of the votes cast at the Curis Meeting in person or by proxy by Curis Shareholders;

(ii)	at least two-thirds of the votes cast at the Curis Meeting in person or by proxy by Curis Shareholders and Curis Optionholders voting together as a single class; and

(iii)

a simple majority of the votes cast at the Curis Meeting in person or by proxy by Curis Shareholders excluding votes cast in respect of any Curis Shares required to be excluded by Section 8.1 of MI 61-101 (collectively, the “Curis Securityholder Approval”);

(e)

that, in all other respects, the terms, restrictions and conditions of the notice of articles and articles of Curis, including quorum requirements and all other matters, will apply in respect of the Curis Meeting;

(f)	for the grant of the Dissent Rights to registered Curis Shareholders; and

(g)	for the notice requirements with respect to the presentation of the application for the Final Order.

2.6       Court Proceedings

2.6.1      Subject to the terms of this Agreement, Taseko will cooperate with, assist and consent to Curis seeking the Interim Order and the Final Order, including by providing Curis, on a timely basis, with any information required to be supplied by Taseko in connection with seeking such orders. Curis will provide legal counsel to Taseko with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all comments of legal counsel to Taseko on such material. Curis will also promptly provide legal counsel to Taseko with copies of any notice of appearance or notice of intent to oppose and any evidence served on Curis or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from either such order. Subject to applicable Laws, Curis will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Agreement or with Taseko’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that Taseko will not be required to agree or consent to any increase in the consideration payable to Curis Securityholders under the Arrangement or other modification or amendment to such filed or served materials that expands or increases Taseko’s obligations set forth in this Agreement.

2.6.2      Curis will oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement and if, at any time prior to the issuance of the Final Order and prior to the Effective Date, Curis is required to return to Court with respect to the Final Order, it will do so only after notice to, and after Curis, acting reasonably, consults and cooperates with Taseko, acting reasonably, with respect to such Court application. Curis will not object to legal counsel to Taseko making such submissions on the application for the Interim Order and the application for the Final Order as such counsel reasonably considers appropriate, provided that such submissions are consistent with this Agreement and the Plan of Arrangement and provided further that Curis and its legal counsel are advised of the nature of any such submissions prior to the hearing and Taseko has reasonably consulted and cooperated with Curis with respect thereto.

2.7       Payment of Consideration

             Taseko will, following receipt of the Final Order and before the Effective Date, ensure that the Depositary has been provided with sufficient Taseko Shares to pay the consideration payable to Curis Securityholders under the Arrangement at or immediately after the Effective Time.

2.8       Effective Date

             From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the BCBCA. The closing of the transactions contemplated by this Agreement will take place at the offices of McCarthy Tétrault LLP, Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia, Canada, or at such other location as may be agreed upon by the Parties, at the Effective Time.

2.9       Securities and Corporate Compliance

2.9.1      Curis will (with the assistance of Taseko and Taseko’s counsel) diligently do all such acts and things as may be necessary to comply, in all material respects, with NI 54-101 in relation to the Curis Meeting.

2.9.2      Taseko and Curis will each promptly notify the other if at any time before the Effective Time it becomes aware that the Curis Circular or any application filed with the Court or a Governmental Entity, in respect of the Transaction, contains any Misrepresentation or that an amendment or supplement to the Curis Circular or such applications is otherwise required under applicable Laws. In any such event, Taseko and Curis will co-operate in the preparation of a supplement or amendment to the Curis Circular or such other application, as required and as the case may be, and, if required, will cause the same to be distributed to Curis Securityholders and/or filed with the Court or applicable Governmental Entities.

2.9.3      Curis will ensure that the Curis Circular complies in all material respects with all applicable Laws and, without limiting the generality of the foregoing, that the Curis Circular does not contain any Misrepresentation (other than with respect to any information relating to and provided by Taseko to Curis in writing). Without limiting the generality of the foregoing, Curis will ensure that the Curis Circular will contain the disclosure contemplated by Section 2.13 herein with the intention to provide Curis Securityholders with sufficient information to allow Taseko to rely upon the Section 3(a)(10) Exemption with respect to the issuance of Taseko Shares in exchange for Curis Shares pursuant to the Transaction.

2.10      Withholding Taxes

             Taseko shall be entitled to deduct and withhold from the Taseko Shares deliverable to any Curis Shareholder such amounts as Taseko may be required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that any amounts are so deducted and withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid. Taseko may sell or otherwise dispose of any portion of the Taseko Shares payable to a Curis Shareholder as is necessary to provide sufficient funds to enable Taseko to comply with such deduction and/or withholding requirements.

2.11      Taseko Approvals

             Taseko represents as of the date hereof that the Taseko Board, after considering the Transaction, and the recommendation of an independent committee of the Taseko Board, has determined:

(a)	to authorize Taseko to consummate the Transaction on the terms set forth herein and in the Plan of Arrangement; and

(b)	to authorize Taseko to execute and deliver this Agreement.

2.12      Curis Approvals

             Curis represents as of the date hereof that the Curis Board (in the case of any unanimous determination or resolution referred to below, excluding members of the Curis Board who will not vote on matters concerning the Transaction because of their interest in the Transaction) has:

(a)	unanimously determined that the Transaction is fair to Curis Shareholders and is in the best interests of Curis;

(b)	unanimously resolved to recommend that Curis Shareholders vote in favour of the Arrangement Resolutions;

(c)	unanimously resolved to authorize Curis to consummate the Transaction on the terms set forth herein and in the Plan of Arrangement;

(d)	unanimously resolved to authorize Curis to execute and deliver this Agreement;

(e)

obtained the Independent Valuation and has provided to Taseko a copy of the presentation of the Valuator thereon, it being acknowledged that the final written form of the Independent Valuation will be delivered following the date of this Agreement for inclusion in the Curis Circular; and

(f)

obtained an opinion from the Financial Advisor that the consideration payable under the Arrangement by Taseko for Curis Shares is fair from a financial point of view to Curis Shareholders (other than Taseko), subject to the assumptions and limitations described in such opinion, it being acknowledged that the final written form of such opinion will be delivered following the date of this Agreement for inclusion in the Curis Circular.

2.13      Section 3(a)(10) Exemption

             The Parties agree that the Arrangement will be carried out with the intention that all Taseko Shares issued under the Arrangement to Curis Securityholders will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”). In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)

the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption based on the Court’s approval of the Arrangement prior to the hearing required to approve the Arrangement;

(c)

the Court will be required to satisfy itself and find, prior to approving the Arrangement, that the Arrangement is fair and reasonable, both procedurally and substantively, to the Curis Securityholders;

(d)

Curis will ensure that each Curis Securityholder entitled to receive Taseko Shares pursuant to the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court with respect to the application for the Final Order (“the Final Application”) and provide them with sufficient information necessary for them to exercise that right;

(e)

the Interim Order will specify that each Company Securityholder will have the right to appear before the Court at the Final Application so long as they enter an appearance within a reasonable time; and

(f)	the Final Order shall include statements substantially to the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Taseko Mines Limited pursuant to the Plan of Arrangement”; and The Arrangement is fair and reasonable, both procedurally and substantively, to the Curis Securityholders.”

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1       Representations and Warranties of Curis

             Curis hereby represents and warrants to and in favour of Taseko as set forth in Schedule 2. For purposes of the representations and warranties of Curis, Taseko is deemed to have knowledge of all information contained in Curis Disclosure Documents as were publicly available through SEDAR as of the day before the date hereof.

3.2       Representations and Warranties of Taseko

             Taseko hereby represents and warrants to Curis as set forth in Schedule 3. For purposes of the representations and warranties of Taseko, Curis is deemed to have knowledge of all information contained in Taseko Disclosure Documents as were publicly available through SEDAR as of the day before the date hereof.

ARTICLE 4
ADDITIONAL AGREEMENTS

4.1       Non-Waiver

             Except for a Party’s deemed knowledge of the information and disclosures contained in the Curis Disclosure Letter and the Curis Disclosure Documents and in the Taseko Disclosure Letter and the Taseko Disclosure Documents, as applicable, no investigations made by or on behalf of Taseko or Curis at any time, will have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by either of them in or pursuant to this Agreement. No waiver of any condition or other provision, in whole or in part, will constitute a waiver of any other condition or provision (whether or not similar), nor will such waiver constitute a continuing waiver unless otherwise expressly provided. No waiver by Taseko or Curis will be effective unless it is in writing.

4.2       Nature and Survival

             All representations and warranties contained in this Agreement on the part of each of Curis and Taseko will not survive the completion of the Arrangement and will expire and be terminated on the earlier to occur of the Effective Time and the date on which this Agreement is terminated in accordance with its terms provided, however, that, subject to Section 9.4.2, neither Taseko nor Curis will be released or relieved from any liability arising from the breach by it of any of its covenants, representations or warranties set forth in this Agreement.

4.3        Insurance and Indemnification

4.3.1      Curis hereby agrees to use commercially reasonable efforts to obtain pre-paid directors’ and officers’ liability insurance for the current and former directors and officers of Curis and the Curis Subsidiaries prior to the Effective Date on a six year “trailing” (or “run-off”) basis provided that such trailing policy is available at prevailing commercially reasonable rates. If a trailing policy is not available at a reasonable cost, Taseko will use reasonable efforts to, or cause Curis and the Curis Subsidiaries to, maintain in effect without any gaps or lapses in coverage or reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Curis and the Curis Subsidiaries which are in effect immediately before the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or before the Effective Date.

4.3.2      Taseko will ensure that (i) the articles of Curis and the constating documents of any successor to Curis and (ii) the constating documents of the Curis Subsidiaries (or any successor to any such subsidiary) will contain provisions with respect to indemnification such that all rights to indemnification existing in favour of the present and former directors and officers of Curis and the Curis Subsidiaries, as provided in the articles of Curis or constating documents of the Curis Subsidiaries, or substantially equivalent rights, will survive and continue in full force and effect and without modification, with respect to actions or omissions of such present and former directors and officers of Curis and the Curis Subsidiaries occurring prior to the Effective Time, for the period contemplated therein. Taseko agrees that it will cause Curis and the Curis Subsidiaries (or their respective successors) to honour all contractual rights to indemnification or exculpation now existing in favour of present and former officers and directors of Curis and the Curis Subsidiaries to the extent that they are disclosed in the Curis Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in the Curis Disclosure Letter, will survive the completion of the Arrangement and will continue in full force and effect for a period of not less than six years from the Effective Date.

4.3.3      The provisions of this Section 4.3 are intended for the benefit of, and will be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Curis hereby confirms that it is acting as agent and trustee on their behalf. The obligations under this Section 4.3 shall not be terminated or modified in such a manner as to adversely affect any insured or indemnitee to whom this Section 4.3 applies without the consent of such affected insured or indemnitee. The provisions of this Section 4.3 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

ARTICLE 5
COVENANTS

5.1       Consultation With Respect to News Releases

             Prior to the Effective Time, neither Party will make any public announcement or other disclosure of the Transaction or of the matters dealt with in this Agreement unless the other Party has consented thereto (such consent not to be unreasonably withheld, delayed or conditioned) or unless otherwise required by applicable Law, based on the advice of counsel. If either Curis or Taseko is required by applicable Law to make a public announcement or other disclosure with respect to the Transaction or this Agreement, such Party will provide as much notice to the other Party as reasonably possible, including the proposed text of the announcement or disclosure. In addition, to the extent legally permissible and practicable, each Party will reasonably consult with the other Party prior to making any filing with any Governmental Entity with respect to the Transaction and will provide such other Party with a reasonable opportunity to review and comment on such filings before the filing thereof.

5.2       Covenants of Curis

5.2.1      Curis covenants and agrees, except as contemplated in this Agreement or the Plan of Arrangement or as provided in the Curis Disclosure Letter (which will make reference to the applicable Section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), that from the date hereof until the Effective Time or the time which this Agreement is terminated, whichever is earlier:

(a)

Curis will, and will cause the Curis Subsidiaries to, carry on its business and affairs in the ordinary course of business consistent with past practice and use commercially reasonable efforts to take all action and make all expenditures necessary to maintain all of its properties and assets it owns and controls in good standing, and neither Curis nor any of the Curis Subsidiaries will, without the prior consent of Taseko (such consent not to be unreasonably withheld, delayed or conditioned), (i) enter into any new contractual commitments with respect to the Project Test Facility at the Florence Copper Project, or any other capital expenditures, other than as contemplated in the most recent internal budget of Curis, as identified in Appendix A of the Curis Disclosure Letter, (ii) sell, pledge, dispose of or encumber any assets that are material to Curis on a consolidated basis except for Curis Permitted Encumbrances, (iii) incur any indebtedness for borrowed money (except pursuant to the Taseko Convertible Loan) or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual or entity or make any loans or advances, (iv) fail to pay any material liabilities as they become due (unless being contested in good faith) or (v) revise or amend the budget referred to in (i) above;

(b)

Curis will not, without the prior consent of Taseko (such consent not to be unreasonably withheld, delayed or conditioned) directly or indirectly do or agree to do, or permit to occur, any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment in respect of any of its issued and outstanding shares; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities (other than Curis Shares issuable upon the exercise of currently outstanding Curis Options or pursuant to the conversion of all or any portion of the Taseko Convertible Loan); (iv) redeem, purchase or otherwise acquire any of its outstanding securities; (v) split, combine or reclassify any of its issued and outstanding shares; (vi) adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation or adopt any plan of liquidation (other than in connection with the transactions contemplated by this Agreement); (vii) reduce its stated capital; (viii) materially amend or alter or enter into or terminate any employment or consulting agreement or materially alter the pay, benefits or other terms and conditions, including Curis Benefit Plans, of employment or service of any employees or consultants other than (A) with respect to non-executive employees in the ordinary course of business, (B) an amendment to the Curis Option Plan in accordance with Section 4.5 or (C) as required by applicable Law or by the express terms of any employment or consulting agreement or the Curis Benefit Plans; (ix) make or commit to make any severance payments or termination payments to any person including, without limitation, its consultants, directors, officers, employees or agents; or (x) other than with Taseko, enter into or amend any agreements, arrangements or transactions with any “related party” (within the meaning of MI 61-101);

(c)

subject to the terms of the Confidentiality Agreement, Curis will (i) permit Taseko’s officers, directors, employees, consultants and advisors, during regular business hours, reasonable access to the properties owned, controlled or operated by Curis and to the books, records, reports, Curis’ data, periodic site reports and all other information relevant to the business, properties and affairs of Curis, including drill core and other samples and all reports, correspondence and other information provided by all of Curis’ consultants and correspondence from and to any Governmental Entity and (ii) keep Taseko reasonably informed as to the material decisions or actions required to be made or undertaken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by operation of applicable Laws or by reason of a confidentiality obligation owed to a third party for which a waiver has not been obtained;

(d)

Curis will allow Taseko reasonable access to the senior employees and consultants of Florence Copper Inc. to enable Taseko to transition for the continued operation of the Florence Copper Project, and to confirm the terms of employment of such persons following the Effective Date;

(e)

except as provided or permitted under Section 5.5 or 5.6, Curis will publicly support the Transaction and recommend to Curis Shareholders that they vote in favour of the Arrangement Resolutions at the Curis Meeting;

(f)

Curis will use commercially reasonable efforts to obtain executed lock-up agreements in substantially the same form as the Lock-Up Agreements from significant Curis Shareholders who may be mutually identified by Taseko and Curis;

(g)

Curis will use commercially reasonable efforts to cause its respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder not to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; and

(h)

Curis will not enter into, renew or modify in any material respect any Material Contract, agreement, lease, commitment or arrangement to which Curis is a party or by which either of them is bound, except in (i) the ordinary course of business consistent with past practice, (ii) insofar as may be necessary to permit or provide for the completion of the Arrangement or (iii) with the prior consent of Taseko (which consent will not be unreasonably withheld, delayed or conditioned).

5.3	Covenants of Taseko

Taseko covenants and agrees with Curis that:

(a)

Taseko will carry on the business and affairs of Taseko in the ordinary course of business consistent with past practice and take all action and make all expenditures necessary to maintain all of the properties and assets owned and controlled by Taseko in good standing;

(b)

Taseko will not, prior to the Effective Date, except as provided for in this Agreement or as disclosed in the Taseko Disclosure Letter, without the prior consent of Curis (such consent not to be unreasonably withheld, delayed or conditioned), directly or indirectly do, agree to do, or permit to occur any of the following: (i) amend its constating documents in a manner that affects the Curis Shareholders differently than the existing shareholders of Taseko; (ii) declare, set aside or pay any dividend or other distribution or payment in respect of any of Taseko Shares; (iii) issue or agree to issue any Taseko Shares; (iv) split, combine or reclassify any of Taseko Shares or undertake any other capital reorganization; or (v) reduce its stated capital; and

(c) Taseko will vote any Curis Shares held by it on the record date for the Curis Meeting in favour of the Arrangement Resolutions.

5.4       Mutual Covenants

             Each of Curis and Taseko covenants and agrees that, except as contemplated in the Transaction Documents, from the date hereof until the Effective Time or the time at which this Agreement is terminated, whichever is earlier:

(a)	such Party will:

(i)

use its commercially reasonable efforts to preserve intact in all material respect its business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, unions, agents, customers and others having business relationships with it;

(ii)

subject in the case of Curis to those actions it is permitted to take or do pursuant to Section 5.5 and Section 5.6, not knowingly take any action that would interfere with or be inconsistent with the completion of the Transaction;

(iii)

not knowingly take any action that would render, or that would reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time before the Effective Time; and

(iv)

promptly notify the other Party of any Material Adverse Effect, or any change, effect, event or occurrence which could reasonably be expected to result in a Material Adverse Effect, in respect of such Party and of any Governmental Entity or third party complaints, investigations or hearings involving such Party (or communications indicating that the same may be contemplated);

(b)

it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to the obligations of Taseko and Curis set forth in Article 7 to the extent that such is within its control and to take, or cause to be taken, all other reasonable action and to do, or cause to be done, all other things reasonably necessary, proper or advisable under all applicable Laws to complete the Transaction, including using all of its commercially reasonable efforts to:

	(i)	obtain or co-operate in obtaining all necessary waivers, consents and approvals required to be obtained to consummate the Transaction;

(ii)

effect or co-operate in effecting all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Transaction and participate and appear in any required proceedings before Governmental Entities in connection therewith;

(iii)

oppose, lift or rescind or co-operate in opposing, lifting or rescinding any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of Taseko or Curis to consummate, the Transaction;

(iv)

fulfill all conditions and satisfy all provisions of the Transaction Documents on its part, including, where applicable, delivery of the certificates of its officers contemplated by Section 7.2 in the case of Curis and Section 7.3 in the case of Taseko; and

	(v)	otherwise co-operate with the other Party in connection with the performance by such Party of its obligations under the Transaction Documents;

(c)

subject in the case of Curis to those actions it is permitted to take or do pursuant to Section 5.5 and Section 5.6, it will not take any action or refrain from taking any action, which would reasonably be expected to significantly impede or delay the consummation of the Transaction;

(d)	it will vigorously defend or cause to be defended any claim or other legal proceedings brought against it challenging the Transaction; and

(e)	it will use commercially reasonable efforts to carry out all actions necessary to ensure the availability of the Section 3(a)(10) Exemption.

5.5       Covenants of Curis Regarding Non-Solicitation

5.5.1      Curis will, and will direct and cause its officers, directors, employees, representatives (including any financial or other advisor), advisors and agents (collectively, the “Representatives”) to, immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any Persons (other than Taseko and its affiliates) that may be ongoing with respect to an Alternative Proposal, whether or not initiated by Curis, and in connection therewith Curis will immediately discontinue access to any of its confidential information by any Person (other than Taseko or its affiliates) and, to the extent such information has not previously been returned or destroyed, immediately request the return or destruction of all confidential information provided to any Person (other than Taseko or its affiliates) that has entered into a confidentiality agreement with Curis relating to a potential Alternative Proposal subsequent to January 1, 2013 and use all commercially reasonable efforts to ensure that such requests are honoured. Curis will not (i) release any Person from any confidentiality agreement relating to a potential Alternative Proposal to which it is a party or (ii) release any Person from any standstill agreement or provision to which it is a party except to allow such Person to proceed with a Superior Proposal. Curis also agrees not to amend, modify or waive any such confidentiality or standstill agreement or provision and undertakes to enforce, or cause the Curis Subsidiaries to enforce, such agreements and provisions.

5.5.2      Subject to Section 5.6 or unless permitted pursuant to this Section 5.5, Curis agrees that it will not, and will not authorize or permit any of its Representatives, directly or indirectly, to:

(a)

make, solicit, initiate, entertain, encourage, promote or knowingly facilitate, engage in or respond to (including by way of permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding) any inquiries or the making of any proposals regarding an Alternative Proposal or that would reasonably be expected to lead to an Alternative Proposal;

(b)

encourage or knowingly participate, directly or indirectly, in any discussions or negotiations regarding, or knowingly furnish to any Person (other than Taseko or its affiliates) any information in connection with, or otherwise co-operate with, assist or participate, in respect of any Alternative Proposal or potential Alternative Proposal;

(c)

withdraw, modify, qualify or change in a manner adverse to Taseko, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to Taseko the approvals, recommendations or determinations of the Curis Board referred to in Section 2.12 (a “Change in Recommendation”) (it being understood that failing to re-affirm such approvals, recommendations or determinations within five (5) Business Days after an Alternative Proposal has been publicly announced and being requested to do so by Taseko will be considered an adverse modification);

(d)

enter into any agreement, arrangement or understanding related to any Alternative Proposal or requiring it to abandon, terminate or fail to consummate the Transaction or providing for the payment of any break, termination or other fees or expenses to any Person in the event that the Transaction is completed or any other transaction agreed to before any termination of this Agreement; or

(e)	make any public announcement or take any other action inconsistent with the recommendation of the Curis Board to approve the Transaction.

Notwithstanding the foregoing or any other provision of this Agreement, Curis and the Representatives may participate in any discussions or negotiations with and provide information to, or permit any visit to the properties or facilities Curis or any of the Curis Subsidiaries by, any Person who has delivered a written Alternative Proposal which was not solicited or encouraged by Curis after the date of this Agreement and did not otherwise result from a breach of the foregoing paragraph of this Section 5.5 by Curis and that the Curis Board in good faith determines constitutes, or could reasonably be expected to lead to, a Superior Proposal; provided, however, that:

(f)

any such determination will only be made if the Curis Board has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the Curis Board to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of this Agreement and to approve or recommend such Superior Proposal;

(g)	Curis has provided Taseko with the notice required by Section 5.5.3 in respect of such Alternative Proposal;

(h)

if Curis provides confidential non-public information to such Person, Curis first obtains a confidentiality and standstill agreement from the Person making such Alternative Proposal that is substantively the same as the Confidentiality Agreement, and otherwise on terms no more favourable to such Person than the Confidentiality Agreement, including a standstill provision at least as stringent as contained in the Confidentiality Agreement;

(i)	Curis sends a copy of any confidentiality agreement entered into between Curis and such Person to Taseko promptly upon its execution; and

(j)

Taseko is provided with a list of the information provided to such Person and is immediately provided with access to similar information to which such Person was provided (to the extent Taseko or its advisors were not previously provided with such access).

5.5.3      From and after the date of this Agreement, Curis will promptly (and in any event within 24 hours) notify Taseko, at first orally and then in writing, of any proposals, offers or written inquiries relating to or constituting an Alternative Proposal or any request for non-public information relating to Curis, and promptly provide to Taseko copies of all written materials relating to any such proposals, offers, inquiries or requests and any updates with respect to any such proposals, offers, inquiries or requests. Such notice will include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the Person making such proposal, inquiry or offer and provide such other details of the proposal, inquiry or offer as Taseko may reasonably request. If the consideration proposed under the Superior Proposal includes non-cash consideration, the notice will include an analysis (if available at such time) of the value in financial terms that the Curis Board determined in good faith should be ascribed to such non-cash consideration. Curis will keep Taseko fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal or offer.

5.6       Right to Accept a Superior Proposal

5.6.1      If Curis has complied with Section 5.5.2 with respect thereto, notwithstanding anything to the contrary in this Agreement, the Curis Board may make a Change in Recommendation or accept, approve, recommend or authorize Curis to enter into any agreement, understanding or arrangement in respect of an Alternative Proposal received before the date of the Curis Meeting which the Curis Board has determined to be a Superior Proposal (other than a confidentiality agreement, the execution of which will not be subject to the conditions of this Section 5.6) and terminate this Agreement if and only if:

(a)

the Curis Board has determined in good faith (a “Board Determination”) after consultation with outside legal counsel and its financial advisors that it is necessary in order for the Curis Board to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of this Agreement and to approve or recommend such Superior Proposal;

(b)	Curis has provided Taseko with a copy of the document containing the Superior Proposal;

(c)	Curis has provided Taseko with the information regarding such Superior Proposal required under Section 5.5.2(i), Section 5.5.2(j) and Section 5.5.3;

(d)

five (5) Business Days have elapsed from the later of (i) the date Taseko received written notice (a “Superior Proposal Notice”) advising Taseko that the Curis Board has resolved to accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of such Superior Proposal subject only to this Section 5.6; and (ii) the date Taseko received any materials required to be provided in accordance with Section 5.5.2(i), Section 5.5.2(j) and Section 5.5.3. In the event that Curis provides Taseko with a Superior Proposal Notice on a date that is less than five (5) Business Days before the Curis Meeting, Curis will, at the request of Taseko, adjourn such meeting to a date that is not less than five (5) Business Days and not more than ten (10) Business Days after the then scheduled date for the Curis Meeting; and

(e)	Curis terminates this Agreement in accordance with Section 9.1(f) and has previously paid or concurrently pays to Taseko the Termination Fee payable under Section 9.4.

5.6.2      During the five (5) Business Day period referred to in Section 5.6.1(d), Curis agrees that Taseko will have the right, but not the obligation, to offer in writing to amend the terms of this Agreement, which offer must be received by Curis before 5:00 p.m. on the fifth (5th) Business Day of such period in order for such offer to comply with the requirements of this Section 5.6.2. The Curis Board will review any written proposal by Taseko to amend the terms of this Agreement in good faith in order to determine, in consultation with its outside legal counsel and financial advisors, in its discretion in the exercise of its fiduciary duties, whether, relative to any such written proposal by Taseko, the Superior Proposal for which a Superior Proposal Notice has been delivered ceases to be a Superior Proposal. If the Curis Board so determines, it will enter into an amended agreement with Taseko reflecting the amended proposal and re-affirm the approvals, recommendations and determinations of the Curis Board referred to in Section 2.12. If the Curis Board does not so determine, Curis may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, subject to compliance with Section 9.4 hereof.

5.6.3      Each Party acknowledges and agrees that each successive material modification of any Alternative Proposal will constitute a new Alternative Proposal for the purposes of the requirement under Section 5.6.1(d) and will initiate an additional three (3) Business Day notice period.

ARTICLE 6
REMEDIES

6.1       Availability of Equitable Remedies

             Subject to Section 9.4, each of Taseko and Curis acknowledges that the other Party will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of its covenants and agreements contained in this Agreement. In addition to any other remedies that may be available to each of Taseko and Curis upon the breach by the other Party of its covenants and agreements under this Agreement, each of Taseko and Curis will have the right to seek injunctive relief to restrain any breach or threatened breach of those covenants or agreements or obtain specific performance of any of those covenants or agreements.

ARTICLE 7
CONDITIONS

7.1       Mutual Conditions

             The respective obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfilment of each of the following conditions precedent:

(a)

the Interim Order will have been granted in form and substance satisfactory to Curis and Taseko, acting reasonably, and will not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolutions will have been approved and adopted by the Curis Securityholders at the Curis Meeting in accordance with the Interim Order;

(c)

the Final Order will have been granted in form and substance satisfactory to Curis and Taseko, acting reasonably, and will not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(d)	since the date of this Agreement, there will not have been any material change in the Independent Valuation;

(e)

since the date of this Agreement, there will not have been any order (including a cease trade order), decree or judgment by any Governmental Entity, and no Law will have been enacted, promulgated, amended or applied, in each case that:

	(i)	makes consummation of the Arrangement illegal;

	(ii)	enjoins or prohibits the Transaction; or

	(iii)	renders this Agreement unenforceable;

(f)

all required material consents, waivers, permits, orders and approvals of any Governmental Entity (including the TSX and the NYSE), and the expiry of any waiting periods in connection with or required to permit the consummation of the Transaction, will have been obtained or received on terms that will not have a Material Adverse Effect on Taseko or Curis and reasonably satisfactory evidence thereof will have been delivered to each Party;

(g)

the distribution pursuant to the Arrangement of Taseko Shares to the Curis Securityholders will be exempt from, or otherwise not subject to, the prospectus and registration requirements of Canadian Securities Laws, subject to resale restrictions under Section 2.6 of National Instrument 45-102 – Resale of Securities; and

(h)

the distribution pursuant to the Arrangement of Taseko Shares to Curis Securityholders will be exempt from registration requirements under the U.S. Securities Act pursuant to section 3(a)(10) under the U.S. Securities Act;

(i)	this Agreement will not have been terminated pursuant to Article 9; and

(j)	the Taseko Shares to be issued pursuant to the Arrangement shall have been authorized for listing on the TSX and the NYSE, subject to official notice of issuance.

The foregoing conditions precedent are for the mutual benefit of Taseko and Curis and may be waived, in whole or in part, by either of them at any time. If any of the said conditions precedent are not fulfilled or waived on or before the Termination Date, either Curis or Taseko may rescind and terminate this Agreement by written notice to the other (provided that such non-fulfilment did not principally arise from the failure of the Party purporting to rescind and terminate this Agreement to fulfil or perform any of its obligations under this Agreement) and will have no other right or remedy, except as set forth in Article 9.

7.2       Conditions Precedent to the Obligations of Taseko

             The obligations of Taseko to complete the Transaction will also be subject to the fulfilment of each of the following conditions precedent:

(a)

all covenants of Curis under this Agreement to be performed on or before the Effective Date will have been duly performed by Curis in all material respects, and Taseko will have received a certificate of Curis addressed to Taseko and dated on such date, signed on behalf of Curis by a senior executive officer of Curis in his or her capacity as such and without personal liability, confirming the same as of the Effective Date;

(b)

all representations and warranties of Curis under this Agreement which contain materiality, Material Adverse Effect or similar qualifications will be true and correct in all respects and all other representations and warranties of Curis under this Agreement will be true and correct in all material respects, in each case as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier time, in which event such representations and warranties will be true and correct in all material respects as of such earlier time, or except as affected by transactions contemplated or permitted by this Agreement), and Taseko will have received a certificate of Curis addressed to Taseko and dated on the Effective Date, signed on behalf of Curis by a senior executive officer of Curis in his or her capacity as such and without personal liability, confirming the same as of such date;

(c)

since the date of this Agreement, there shall not have been any change, effect, event or occurrence that has had a Material Adverse Effect on Curis, and Taseko will have received a certificate of Curis addressed to Taseko and dated on such date, signed on behalf of Curis by a senior executive officer of Curis in his or her capacity as such and without personal liability, confirming the same as of the Effective Date;

(d)

since the date of this Agreement, there will not have been any final non-appealable order, decree or judgment by any Governmental Entity, and no Law will have been enacted, promulgated, amended or applied, in each case that:

	(i)	results in any judgment or assessment of damages, directly or indirectly, which, individually or in the aggregate, has had a Material Adverse Effect on Curis; or

(ii)

prohibits or limits, in any material adverse respect, the ownership or operation by Taseko or any of Taseko’s affiliates of any material portion of the business or assets of Curis or compels Taseko or any of Taseko’s affiliates to dispose of or hold separate any material portion of the business or assets of Curis as a result of the Arrangement;

(e)	holders of no more than 5% of the issued and outstanding Curis Shares will have validly exercised their Dissent Rights (and not withdrawn such exercise) in respect of the Arrangement; and

(f)	the Lock Up Agreements will have been executed and delivered by the Locked Up Shareholders.

The foregoing conditions precedent are for the exclusive benefit of Taseko and may be waived, in whole or in part, by Taseko in its sole discretion at any time. If any of the said conditions precedent are not fulfilled or waived on or before the Termination Date, Taseko may rescind and terminate this Agreement by written notice to Curis (provided that such non-fulfilment did not principally arise from the failure of Taseko to fulfil or perform any of its obligations under this Agreement) and will have no other right or remedy, except as set forth in Article 9. Taseko may not rely on the failure to fulfill any of the above conditions precedent as a basis for non-compliance by Taseko with its obligations under this Agreement if the condition precedent would have been satisfied but for a default or breach by Taseko in complying with its obligations under this Agreement.

7.3       Conditions Precedent to the Obligations of Curis

             The obligations of Curis to complete the transactions contemplated by this Agreement will also be subject to the following conditions precedent:

(a)

all covenants of Taseko under this Agreement to be performed on or before the Effective Date will have been duly performed by Taseko in all material respects, and Curis will have received a certificate of Taseko addressed to Curis and dated on such date, signed on behalf of Taseko by a senior executive officer of Taseko in his or her capacity as such and without personal liability, confirming the same as of the Effective Date;

(b)

all representations and warranties of Taseko under this Agreement which contain materiality, Material Adverse Effect or similar qualifications will be true and correct in all respects and all other representations and warranties of Taseko under this Agreement will be true and correct in all material respects, in each case as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier time, in which event such representations and warranties will be true and correct in all material respects as of such earlier time, or except as affected by transactions contemplated or permitted by this Agreement), and Curis will have received a certificate of Taseko addressed to Curis and dated the Effective Date, signed on behalf of Taseko by a senior executive officer of Taseko in his or her capacity as such without personal liability, confirming the same as of such date;

(c)

since the date of this Agreement, there shall not have been any change, effect, event or occurrence that has had a Material Adverse Effect on Taseko, and Curis will have received a certificate of Taseko addressed to Curis and dated on such date, signed on behalf of Taseko by a senior executive officer of Taseko in his or her capacity as such and without personal liability, confirming the same as of the Effective Date;

(d)

since the date of this Agreement, there will not have been any final non-appealable order, decree or judgment by any Governmental Entity, and no Law will have been enacted, promulgated, amended or applied, in each case that results in any judgment or assessment of damages, directly or indirectly, which, individually or in the aggregate, has had a Material Adverse Effect on Taseko; and

(e)	Taseko will have delivered to Curis a written conditional acceptance of the TSX for the listing of the Taseko Shares to be issued to Curis Securityholders pursuant to the Plan of Arrangement.

The foregoing conditions precedent are for the exclusive benefit of Curis and may be waived, in whole or in part, by Curis in its sole discretion at any time. If any of the said conditions precedent are not fulfilled or waived on or before the Termination Date, Curis may rescind and terminate this Agreement by written notice to Taseko (provided that such non-fulfilment did not principally arise from the failure of Curis to fulfil or perform any of its obligations under this Agreement) and will have no other right or remedy. Curis may not rely on the failure to fulfill any of the above conditions precedent as a basis for non-compliance by Curis with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by Curis in complying with its obligations under this Agreement.

7.4       Notice and Cure Provisions

             Each of the Parties will give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date of this Agreement until the earlier to occur of the termination of this Agreement in accordance with its terms and the Effective Time, of any event or state of facts which occurrence or failure does or could be reasonably expected to:

(a)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect as of the date of this Agreement or at the Effective Time;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party under this Agreement before the Effective Time in any material respect; or

(c)	result in the failure to fulfill any of the conditions precedent in favour of the other Party contained in Section 7.1, Section 7.2 and Section 7.3.

Taseko or Curis may elect to not complete the Transaction if any of the conditions precedent to such Party’s obligations to complete the transactions contemplated by this Agreement contained in Section 7.1, Section 7.2 and Section 7.3, as the case may be, or exercise any termination right under this Agreement arising therefrom, only if forthwith and in any event before the Effective Time, Taseko or Curis, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Taseko or Curis, as the case may be, is asserting as the basis for the non-fulfilment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that Taseko or Curis, as the case may be, is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other may not terminate this Agreement until the expiration of a period of fifteen (15) days from such notice. If such notice has been given before the making of the application for the Final Order, such application will be postponed until the expiry of such period. If such notice has been given before the date of the Curis Meeting, the Curis Meeting will be adjourned or postponed, if necessary, until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to in this Section 7.4, this Agreement may not be terminated as a result of such matter.

7.5       Satisfaction of Conditions

             The conditions precedent set forth in Section 7.1, Section 7.2 and Section 7.3 will be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 8
AMENDMENT

8.1       Amendment

             Subject to any limitations imposed by the Court or applicable Law, this Agreement and the Plan of Arrangement may, at any time and from time to time before the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any conditions precedent herein contained;

provided that, notwithstanding the foregoing, the consideration payable to Curis Securityholders will not be amended without approval of the Curis Securityholders at the Curis Meeting or, following the Curis Meeting, without approval of the Curis Securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

8.2       Mutual Understanding Regarding Amendments

             If either Taseko or Curis proposes any amendment to this Agreement or to the Plan of Arrangement, the other Party will act reasonably in considering such amendment and if neither the other Party nor its securityholders are prejudiced by reason of any such amendment, the other Party will co-operate in a reasonable fashion with the Party who made the proposal so that such amendment can be effected subject to applicable Laws and the rights of the affected Party’s securityholders.

ARTICLE 9
TERMINATION AND COMPENSATION

9.1	Termination

This Agreement may be terminated at any time before the Effective Time: (a) by mutual written consent of Curis and Taseko;

(b)	by either Curis or Taseko pursuant to the exercise of their rights set forth in Section 7.1 provided that the provisions of Section 7.4 have been complied with;

(c)	by Taseko pursuant to the exercise of its rights set forth in Section 7.2, provided the provisions of Section 7.4 have been complied with;

(d)	by Curis pursuant to the exercise of its rights set forth in Section 7.3, provided the provisions of Section 7.4 have been complied with;

(e)	by either Curis or Taseko if Curis Securityholders fail to approve the Arrangement Resolutions at the Curis Meeting in accordance with the Interim Order;

(f)

by Curis in order to allow the Curis Board to make a Change in Recommendation or to accept, approve, recommend or authorize Curis to enter into any agreement, understanding or arrangement in respect of a Superior Proposal, in each case only in compliance with Section 5.6 and Section 9.4;

(g)

by Taseko, if the Curis Board makes a Change in Recommendation or accepts, recommends, approves or authorizes Curis to enter into any agreement, understanding or arrangement in respect of a Superior Proposal;

(h)	by Taseko, if the Curis Meeting has not occurred prior to November 30, 2014, except where the failure to hold the Curis Meeting is due to circumstances outside the reasonable control of Curis;

(i)

by Taseko if Curis is in material default of any covenant or obligation in Section 5.5 or 5.6; provided that, in each case, such right of termination will not be available (i) with respect to any breach or failure that is capable of being cured and such breach or failure has been cured within five (5) Business Days of written notice of such breach or failure and (ii) if Taseko is at such time in material breach of this Agreement;

(j)

by Taseko, if the Curis Board fails to make the approvals, recommendations or determinations of the Curis Board referred to in Section 2.12 or, where such approvals, recommendations or determinations have already been made, if the Curis Board fails to re-affirm such approvals, recommendations or determinations within five (5) Business Days after being requested to do so by Taseko;

(k)

by Taseko if, subject to Section 7.4, Curis has failed to perform, in all material respects, any covenant or agreement set forth in this Agreement that would cause the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied and such conditions are incapable of being satisfied by the Termination Date; provided that Taseko is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied; or

(l)

by Curis, if, subject to Section 7.4, Taseko has failed to perform, in all material respects, any covenant or agreement set forth in this Agreement that would cause the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied, and such conditions are incapable of being satisfied by the Termination Date; provided that Curis is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied.

9.2       Effect of Termination

             In the event of termination of this Agreement by either Curis or Taseko as provided in Section 9.1, this Agreement will forthwith become void and have no further effect, and there will be no liability or further obligation on the part of Curis or Taseko or their respective officers or directors under the Transaction Documents, except that:

(a)	the provisions of Section 9.3 and Section 9.4, and this Section 9.2 will remain in full force and effect and will survive any such termination;

(b)

neither Curis nor Taseko will be released or relieved from any liability arising from their breach of any of their representations, warranties, covenants, or agreements as set forth in the Transaction Documents save and except as provided therein; and

(c)

the covenants of Taseko and Curis with respect to confidentiality set forth in the Confidentiality Agreement will survive the termination of this Agreement or the completion of the Transaction and continue in full force and effect in accordance with its terms.

9.3       Expenses

             Whether or not the Transaction is consummated, except with respect to the fees of the Valuator (which will be paid by Taseko) and except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transaction (including the fees and expenses of advisors, accountants and legal counsel) will be paid by the Party incurring such expenses. Notwithstanding the foregoing, (i) if this Agreement is validly terminated by Taseko pursuant to Section 9.1(k), Curis shall reimburse Taseko for its reasonable out-of-pocket expenses incurred in connection with this Agreement in an amount not to exceed $300,000; and (ii) if this Agreement is validly terminated by Curis pursuant to Section 9.1(l), Taseko shall reimburse Curis for its reasonable out-of-pocket expenses incurred in connection with this Agreement in an amount not to exceed $300,000. No amount will be payable by Curis pursuant to clause (i) of the foregoing sentence if the Termination Fee is required to be, and has been or will be, paid by Curis under Section 9.4.

9.4	Termination Fee

9.4.1	If this Agreement is terminated pursuant to:

(a)

Section 9.1(e) or Section 9.1(h), in each case in circumstances in which a bona fide Alternative Proposal with respect to Curis has been made to Curis or has been publicly announced (and, in the case of Section 9.1(e), not withdrawn more than three (3) Business Days prior to the Curis Meeting) and within 12 months of the date of such termination:

		(i)	an Alternative Proposal is consummated; or

		(ii)	Curis enters into a definitive written agreement in respect of, or the Curis Board approves or recommends, an Alternative Proposal and that transaction is consummated at any time thereafter;

(b)	Section 9.1(f);

(c)	Section 9.1(g);

(d)	Section 9.1(i); or

(e)	Section 9.1(j),

Curis will pay to Taseko an amount equal to $3,000,000 in cash or immediately available funds (the “Termination Fee”) to an account designated in writing by Taseko. Such payment shall be made (i) on the date of consummation of the Alternative Proposal in the case of clause (a) above, (ii) on or prior to the date of the termination of this Agreement in the case of clause (b) above or (iii) within two (2) Business Days after the date of the termination of this Agreement in the case of clauses (c), (d) and (e) above.

9.4.2      Each of Taseko and Curis acknowledges and agrees that, if the full Termination Fee is paid to Taseko by Curis pursuant to Section 9.4, the amount so paid and accepted is in lieu of any damages or any other payment or remedy to which Taseko may be entitled and will constitute payment of liquidated damages which are a genuine estimate of the damages which Taseko will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. Curis irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, Taseko agrees that the payment by Curis of the amount pursuant to Section 9.3 or 9.4, as applicable, is the sole monetary remedy available to it and that it will not have any alternative right or remedy (at law, in equity or otherwise) against Curis for damages, whether for consequential damages or otherwise. Nothing in this Section 9.4 will preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement, without the necessity of posting bond or security in connection therewith.

ARTICLE 10
GENERAL

10.1     Notices

10.1.1   Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party to the other will be in writing and may be given by delivering same or sending same by e-mail or by delivery addressed to the Party to which the notice is to be given at its address for service in 10.1.2. Any notice, consent, waiver, direction or other communication aforesaid will, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, if not, the next succeeding Business Day) and if sent by e-mail transmission be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. at the point of delivery in which case it will be deemed to have been given and received on the next Business Day.

10.1.2   The address for service of each of the Parties hereto will be as follows (or such other address as such Parties may hereafter specify in writing):

(a)	if to Taseko:

Taseko Mines Limited
15th Floor, 1040 West Georgia Street
Vancouver, British Columbia, Canada, V6E 4H1

Attention:         John McManus, Chief Operating Officer
Email:                 jmcmanus@tasekomines.com

with a copy (that will not constitute notice) to:

Dentons Canada LLP
20th Floor, 250 Howe Street
Vancouver, British Columbia, Canada, V6C 3R8

Attention:         Alan Hutchison
Email:                 alan.hutchison@dentons.com

(b)	if to Curis:

Curis Resources Ltd.
15th Floor – 1040 West Georgia Street
Vancouver, British Columbia, Canada, V6E 4H1

Attention:         David Copeland, President, CEO and Director
Email:                 davidcopeland@hdmining.com

with a copy (that will not constitute notice) to:

McCarthy Tétrault LLP
Suite 1300 – 777 Dunsmuir Street
Vancouver, British Columbia, Canada, V7Y 1K2

Attention:         Roger Taplin
Email:                 rtaplin@mccarthy.ca

10.2	Time of Essence

Time will be of the essence in this Agreement.

10.3	No Third Party Beneficiaries

             Except as provided in Section 4.3, this Agreement is not intended to confer any rights or remedies upon any person other than the Parties to this Agreement.

10.4     Severability

             If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner such that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.5     Further Assurances

             Each Party will, from time to time, and at all times hereafter, at the request of the other Party, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as will be reasonably required in order to fully perform and carry out the terms and intent of this Agreement.

10.6     No Personal Liability

             No director or officer of Curis shall have any personal liability whatsoever to Taseko under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of Curis.

10.7     Governing Law

             This Agreement will be governed by, and be construed in accordance with, the laws of the Province of British Columbia, Canada, and the federal laws of Canada applicable therein. Each Party hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.

10.8     Execution in Counterparts

             This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and the counterparts collectively are to be conclusively deemed to be one instrument and receipt of a facsimile or electronically imaged version of an executed signature page (including in the form of “PDF”) by a Party will constitute satisfactory evidence of execution of this Agreement by such Party.

10.9     Enurement and Assignment

             This Agreement will enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. This Agreement may not be assigned by any Party without the prior written consent of the other Party.

[The remainder of this page is intentionally blank.]

             IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first above written.

TASEKO MINES LIMITED

Per:	“John McManus”
Name: John W. McManus
Title: Chief Operating Officer

CURIS RESOURCES LTD.

Per:	“Brian Causey”
Name: Brian Causey
Title: Chief Financial Officer

Per:	“Gordon Fretwell”
Name: Gordon Fretwell
Title: Director

[Signature Page for Arrangement Agreement.]

SCHEDULE 1

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1       Unless the context otherwise requires, the following words and phrases used in this Plan of Arrangement will have the meanings hereinafter set forth:

“affiliate” has the meaning ascribed thereto in the BCBCA.

“Arrangement” means the arrangement under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with Article 8 of the Arrangement Agreement or this Plan of Arrangement.

“Arrangement Agreement” means the arrangement agreement made as of September 8, 2014 between Taseko and Curis and any amendment or variation made in accordance with Article 8 of the Arrangement Agreement, including all Schedules annexed thereto and any instrument or agreement supplementary or ancillary thereto.

“Arrangement Resolutions” means the special resolution of Curis Securityholders approving the Arrangement Agreement and this Plan of Arrangement, which is to be considered at the Curis Meeting and will be substantially in the form and content of Schedule 5 to the Arrangement Agreement.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations thereto.

“Business Day” means any day that is not a Saturday, Sunday or civic or statutory holiday in British Columbia.

“Court” means the Supreme Court of British Columbia.

“Curis” means Curis Resources Ltd., a company existing under the laws of the Province of British Columbia, Canada.

“Curis Circular” means the notice of the Curis Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, and documents incorporated by reference therein, to be sent to Curis Securityholders in connection with the Curis Meeting, as amended, supplemented or otherwise modified from time to time.

“Curis Meeting” means the special meeting of Curis Securityholders, including any adjournments or postponements thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolutions.

“Curis Option” means an option to acquire one Curis Share pursuant to the Curis Option Plan that is outstanding immediately before the Effective Date.

“Curis Option Plan” means the Share Option Plan of Curis, dated for reference September 19, 2011, as may be amended from time to time.

“Curis Optionholders” means the holders from time to time of Curis Options and “Curis Optionholder” means any one of them.

“Curis Securities” means, collectively, Curis Shares and Curis Options.

“Curis Share Value” means $1.055.

“Curis Shareholders” means the holders from time to time of Curis Shares and “Curis Shareholder” means any one of them.

“Curis Shares” means the common shares without par value in the capital of Curis.

“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement.

“Dissent Procedures” has the meaning ascribed thereto in Section 5.1.

“Dissent Rights” has the meaning ascribed thereto in Section 5.1.

“Dissenter” means a registered Curis Shareholder who has validly exercised Dissent Rights in accordance with the Dissent Procedures.

“Effective Date” means the date designated by Taseko and Curis by notice in writing as the effective date of the Arrangement, after all of the conditions precedent to the completion of the Arrangement as set out in the Arrangement Agreement and the Final Order have been fulfilled or waived.

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time on the Effective Date as may be agreed in writing between Taseko and Curis.

“Exchange Ratio” means 0.438.

“Final Order” means the order made after the application to the Court pursuant to subsection 291(4) of the BCBCA, in a form acceptable to Curis and Taseko, each acting reasonably, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended by the Court (with the consent of both Curis and Taseko, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Curis and Taseko, each acting reasonably) on appeal.

“Interim Order” means the order made after the application to the Court pursuant to Section 291(2) of the BCBCA, in a form acceptable to Curis and Taseko, each acting reasonably, providing for, among other things, the calling and holding of the Curis Meeting, as the same may be amended by the Court with the consent of Curis and Taseko, each acting reasonably.

“Option Consideration” means, in respect of each Curis Option, that number of Taseko Shares which is equal to the product of the Exchange Ratio multiplied by the quotient of (a) the Curis Share Value less the exercise price of such Curis Option divided by (b) the Curis Share Value; provided that, if the exercise price of a Curis Option is equal to or greater than the Curis Share Value, the Option Consideration in respect of such Curis Option will be nil.

“Options Withholding Amount” means, in respect of a Curis Optionholder, the amount, if any, that Taseko, Curis or the Depositary are required, pursuant to the Tax Act, the U.S. Internal Revenue Code or any provision of federal, provincial, territorial, state, local or foreign tax law, to withhold and remit to the a governmental authority in respect of the disposition by such Curis Optionholder to Taseko of all of such holder’s Curis Options pursuant to Section 3.1(b).

“Plan of Arrangement” means this Plan of Arrangement as amended or supplemented from time to time in accordance with Article 6 hereof.

“Registrar” means the Registrar of Companies under the BCBCA.

“Share Consideration” means, in respect of each Curis Share transferred to Taseko pursuant to Section 3.1(c), 0.438 of a Taseko Share.

“Taseko” means Taseko Mines Limited, a company existing under the laws of the Province of British Columbia, Canada.

“Taseko Shares” means the common shares without par value in the capital of Taseko.

“Tax Act” means the Income Tax Act (Canada).

“Transmittal Letter” means the letter of transmittal enclosed with the Curis Circular sent to Curis Shareholders in connection with the Curis Meeting pursuant to which, among other things, registered Curis Shareholders are required to deliver certificates representing Curis Shares to the Depositary.

1.2	In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)

the division of this Plan of Arrangement into Articles and Sections and the further division thereof into subsections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to an Article or Section refers to the specified Article or Section to this Plan of Arrangement;

(b)	the terms “hereof”, “herein”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular section or other portion hereof;

(c)	time will be of the essence in every matter or action contemplated under this Plan of Arrangement;

(d)

words importing the singular number only will include the plural and vice versa, words importing the use of any gender will include all genders and words importing persons will include firms and corporations and vice versa;

(e)

if any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day;

(f)	the word “including” means “including, without limiting the generality of the foregoing”;

(g)	a reference to a statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation, rule or policy made thereunder; and

(h)	all references to cash or currency in this Plan of Arrangement are to Canadian dollars unless otherwise indicated.

1.2.2      This Plan of Arrangement will be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1         This Plan of Arrangement is made pursuant to, and forms part of, the Arrangement Agreement.

2.2         This Plan of Arrangement and the Arrangement will become effective as and from the Effective Time and will be binding upon Taseko, Curis and Curis Securityholders without any further authorization, act or formality on the part of Taseko, Curis or any other person except as expressly provided in this Plan of Arrangement.

ARTICLE 3
ARRANGEMENT

3.1         Subject to the terms and conditions of this Plan of Arrangement, the following transactions will occur and will be deemed to occur at the Effective Time in the order and at the times set forth below without any further authorization, act or formality on the part of Taseko, Curis or any other person except as expressly provided in this Plan of Arrangement:

(a)

each issued Curis Share outstanding immediately prior to the Effective Time held by a Dissenter who is ultimately determined to be entitled to be paid the fair value of the Curis Shares in respect of which such Dissenter has exercised Dissent Rights will be and will be deemed to have been directly transferred and assigned to Taseko, free and clear of any liens, claims and encumbrances, and:

(i)

such Dissenter will cease to be the registered holder of such Curis Share and will cease to have any rights as the registered holder of such Curis Share other than the right to be paid fair value of such Curis Share as set forth in Section 5.2(a);

	(ii)	such Dissenter’s name will be removed as the registered holder of such Curis Share from the register of Curis Shares maintained by or on behalf of Curis; and

(iii)

legal and beneficial title to such Curis Share will vest in Taseko and Taseko will be deemed to be the transferee of such Curis Share, free and clear of any liens, claims and encumbrances, and will be entered in the register of Curis Shares maintained by or on behalf of Curis as the registered holder of such Curis Share;

(b)

each Curis Option outstanding immediately prior to the Effective Time (whether or not vested) will be and be deemed to have been directly transferred and assigned to Taseko, free and clear of any liens, claims and encumbrances, in exchange for the Option Consideration in respect of such Curis Option and:

(i)

the Curis Optionholder that was the holder of such Curis Option will cease to be the holder thereof and will cease to have any rights as a holder of such Curis Option or under the Curis Option Plan other than the right to receive the Option Consideration payable in respect of such Curis Option pursuant to this Section 3.1(b);

	(ii)	such Curis Optionholder’s name will be removed as the holder of such Curis Option from the register of Curis Options maintained by or on behalf of Curis; and

(iii)

the Curis Option Plan, each Curis Option outstanding immediately prior to the Effective Time and all option agreements, grants and similar instruments relating to such Curis Options will be cancelled and terminated; and

(c)

each Curis Share outstanding immediately prior to the Effective Time (excluding Curis Shares held by Taseko or its affiliates and, for greater certainty, any Curis Shares held by Dissenters who are ultimately determined to be entitled to be paid the fair value of such Curis Shares in accordance with Section 3.1(a)) will be and will be deemed to have been directly transferred and assigned to Taseko, free and clear of any liens, claims and encumbrances, in exchange for the Share Consideration and:

(i)

the Curis Shareholder that was the registered holder of such Curis Share immediately prior to the Effective Time will cease to be the registered holder of such Curis Share and will cease to have any rights as the registered holder of such Curis Share other than the right to receive the Share Consideration in exchange for such Curis Share pursuant to this Section 3.1(c);

	(ii)	such Curis Shareholder’s name will be removed as the registered holder of such Curis Share from the register of Curis Shares maintained by or on behalf of Curis; and

(iii)

legal and beneficial title to such Curis Share will vest in Taseko and Taseko will be deemed to be the transferee of such Curis Share, free and clear of any liens, claims and encumbrances, and will be entered in the register of Curis Shares maintained by or on behalf of Curis as the registered holder of such Curis Share.

3.2         All Taseko Shares issued pursuant hereto will be deemed to be validly issued and outstanding as fully paid and non-assessable shares in the capital of Taseko for all purposes of the BCBCA.

3.3         No fractional Taseko Shares will be issued pursuant to this Plan of Arrangement. If the aggregate number of Taseko Shares that a Curis Optionholder is entitled to receive pursuant to Section 3.1(b) or a Curis Shareholder is entitled to receive pursuant to Section 3.1(c) is not a whole number, and any fractional number of Taseko Shares to be issued to a Curis Shareholder aggregate number of Taseko Shares such Curis Shareholder or Curis Optionholder is entitled to receive pursuant to this Plan of Arrangement will be rounded down to the next whole Taseko Share and no additional compensation will be paid to the Curis Shareholder or Curis Optionholder in respect of such fractional share.

3.4         All calculations and determinations made by Taseko, Curis or the Depositary, as applicable, for the purposes of this Plan of Arrangement will be conclusive, final and binding.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1         Taseko will, following receipt by Curis of the Final Order and prior to the Effective Date, deposit or cause to be deposited with the Depositary one or more certificates representing (i) that number of Taseko Shares required to be issued to Curis Optionholders pursuant to Section 3.1(b); and (ii) that number of Taseko Shares required to be issued to Curis Shareholders pursuant to Section 3.1(c) (calculated with reference to the number of Curis Shares in respect of which Dissenters have exercised, but not withdrawn Dissent Rights).

4.2         As soon as practicable following the later of the Effective Date, the holder of each Curis Option will be entitled to receive in exchange therefor a certificate representing the Taseko Shares which such holder is entitled to receive pursuant to Section 3.1(b) . From and after the Effective Time, each option certificate or option agreement which immediately prior to the Effective Time represented one or more Curis Options will thereafter be deemed to represent only the right to receive a certificate representing Taseko Shares issuable therefor pursuant to Section 3.1(b) . For the avoidance of doubt, neither an option certificate or option agreement nor a transmittal letter need be surrendered by a Curis Optionholder in order for such Curis Optionholder to receive the Taseko Shares such Curis Optionholder is entitled to receive pursuant to Section 3.1(b) .

4.3         Subject to Section 4.8, Taseko will cause the Depositary, as soon as practicable following the Effective Time, to deliver to each Curis Optionholder a certificate representing the Taseko Shares such Curis Optionholder is entitled to receive pursuant to Section 3.1(b), which certificates will be delivered by first class mail (postage prepaid) to the address of such Curis Optionholder as maintained in the record books of Curis immediately prior to the Effective Time.

4.4         As soon as practicable following the later of the Effective Date and the surrender by a Curis Shareholder (other than a Dissenter) to the Depositary of a certificate which immediately prior to the Effective Time represented outstanding Curis Shares, together with a completed Transmittal Letter and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor a certificate representing the Taseko Shares which such holder is entitled to receive pursuant to Section 3.1(c) and any certificate so surrendered will forthwith be cancelled. From and after the Effective Time and until surrendered as contemplated by this Section 4.4, each certificate which immediately prior to the Effective Time represented one or more Curis Shares will thereafter be deemed to represent only the right to receive the consideration issuable and/or payable therefor pursuant to Section 3.1 in accordance with the terms of this Plan of Arrangement. Without limiting the generality of the foregoing, no dividends or other distributions declared or made after the Effective Date with respect to Taseko Shares with a record date after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates for Curis Shares which, immediately prior to the Effective Time, represented outstanding Curis Shares.

4.5         Subject to Section 4.7 and 4.8, Taseko will cause the Depositary, as soon as reasonably practicable after the later of the Effective Time and the date of the deposit by a Curis Shareholder of a duly completed Transmittal Letter and the other documentation required pursuant to Section 4.4, to deliver to such Curis Shareholder a certificate representing the Taseko Shares such Curis Shareholder is entitled to receive pursuant to Section 3.1(c), which certificates will be (i) delivered by first class mail (postage prepaid) to the address of such Curis Shareholder specified in their Transmittal Letter; (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of such Curis Shareholder in their Transmittal Letter; or (iii) if the Transmittal Letter neither specifies an address as described in clause (i) nor contains instructions as described in clause (ii), forwarded by first class mail (postage prepaid) to such Curis Shareholder at the address of such Curis Shareholder as shown on the register of Curis Shares maintained by or on behalf of Curis immediately prior to the Effective Time.

4.6         If any former holder of Curis Shares exchanged pursuant to Section 3.1(c) has not surrendered the certificate representing such Curis Shares, together with all other instruments required by Section 4.4, on or prior to the sixth anniversary of the Effective Date, the Taseko Shares issued to such former holder of Curis Shares pursuant to Section 3.1(c) shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Taseko Shares held by the Depositary, together with all dividends, distributions or cash payments thereon, net of any applicable withholding or other taxes, held by the Depositary on behalf of such former holder of Curis Shares, will be delivered to Taseko, and such Taseko Shares will be cancelled by Taseko and the interest of the former holder of Curis Shares in such Taseko Shares, together with all entitlements to dividends, distributions or cash payments thereon held for such former holder, will be deemed to have been donated and surrendered to Taseko, for no consideration, as at such date and the name of such former registered holder shall be removed from the central securities register of Taseko with respect to such Taseko Shares. Any certificate which immediately prior to the Effective Time represented outstanding Curis Shares and which has not been surrendered, together with all other instruments required by Section 4.4, on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in or against Curis, Taseko, the Depositary or any other person.

4.7         In the event any certificate, which immediately before the Effective Time represented one or more outstanding Curis Shares that was exchanged pursuant to Section 3.1(c), is lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of Curis Shares claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the consideration to which such former holder of Curis Shares is entitled in respect of Curis Shares represented by such lost, stolen, or destroyed certificate pursuant to Section 3.1(c) deliverable in accordance with such former holder’s Transmittal Letter. When authorizing such issuances or payment in exchange for any lost, stolen or destroyed certificate, the former holder of Curis Shares to whom consideration is to be issued and/or paid will, as a condition precedent to the issuance and/or payment thereof, give a bond satisfactory to Taseko and its transfer agent in such sum as Taseko may direct or otherwise indemnify Taseko in a manner satisfactory to it, against any claim that may be made against one or both of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.8         Each of Taseko, Curis and the Depositary shall be entitled to deduct and withhold from any Taseko Shares or other consideration otherwise issuable or payable pursuant to this Plan of Arrangement to any holder of Curis Shares or Curis Options such amounts as Taseko, Curis or the Depositary, respectively, may be required to deduct and withhold with respect to such issuance or payment, as the case may be, under the Tax Act, the U.S. Internal Revenue Code or any provision of provincial, state, local or foreign tax law, in each case as amended. Without limiting the generality of the foregoing, each of Taseko, Curis and the Depositary shall be entitled to deduct from the aggregate Option Consideration otherwise issuable to a Curis Optionholder pursuant to Section 3.1(b) that number of Taseko Shares which is equal to the quotient of (a) the Options Withholding Amount in respect of such Curis Optionholder divided by (b) the quotient of the Curis Share Value divided by the Exchange Ratio and, for the avoidance of doubt, the reduction in the number of Taseko Shares otherwise issuable to such Curis Optionholder shall constitute the full and total amount that Taseko, Curis or the Depositary shall be entitled to deduct and withhold in respect of any obligation of Taseko, Curis or the Depositary arising under the Tax Act, the U.S. Internal Revenue Code or any provision of provincial, state, local or foreign tax law, in each case as amended, in respect of the disposition of Curis Options to Taseko by such Curis Optionholder pursuant to Section 3.1(b) . Each of Taseko, Curis and the Depositary is hereby authorized to sell or otherwise dispose of, at such times and at such prices as it determines, in its sole discretion, such portion of the Taseko Shares otherwise issuable or payable to such holder as is necessary to provide sufficient funds to Taseko, Curis or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale or disposition (after deducting applicable sale commissions and any other reasonable expenses relating thereto) in lieu of the Taseko Shares or other consideration so sold or disposed of. To the extent that Taseko Shares or other consideration are so sold or disposed of, such withheld amounts, or shares or other consideration so sold or disposed of, shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction, withholding, sale or disposition was made, provided that such withheld amounts, or the net proceeds of such sale or disposition, as the case may be, are actually remitted to the appropriate taxing authority. Each of Taseko, Curis or the Depositary shall not be obligated to seek or obtain a minimum price for any of the Taseko Shares or other consideration sold or disposed of by it hereunder, nor shall any of them be liable for any loss arising out of any such sale or disposition.

ARTICLE 5
RIGHTS OF DISSENT

5.1         Pursuant to the Interim Order, each Curis Shareholder may exercise rights of dissent (“Dissent Rights”) in respect of the Arrangement pursuant to Division 2 of Part 8 of the BCBCA, as the same may be modified by the Interim Order or Final Order (collectively, the “Dissent Procedures”).

5.2         Curis Shareholders who validly exercise Dissent Rights with respect to their Curis Shares and who:

(a)

are ultimately entitled to be paid fair value by Taskeo for the Curis Shares in respect of which they have validly exercised Dissent Rights will be deemed to have transferred such Curis Shares to Taseko pursuant to Section 3.1(a) as of the Effective Time; or

(b)

are ultimately not entitled, for any reason, to be paid fair value by Taseko for the Curis Shares in respect of which they have exercised Dissent Rights will be deemed to have participated in the Arrangement pursuant to Section 3.1(c) on the same basis as Curis Shareholders who did not exercise Dissent Rights and will be deemed to have transferred such Curis Shares to Taseko pursuant to Section 3.1(c) as of the Effective Time, but in no case will Curis, Taseko or any other person, including the Depositary, be required to recognize any Dissenter as a holder of Curis Shares on or after the Effective Time.

ARTICLE 6
AMENDMENTS

6.1         Taseko and Curis reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time, provided that any such amendment, modification or supplement must be contained in a written document that is approved or agreed to in writing by each of Taseko and Curis and is filed with the Court. Subject to Section 6.3, if any such amendment, modification or supplement is made following the Curis Meeting, it will be approved by the Court and, if required by the Court, communicated to Curis Securityholders, and will become part of this Plan of Arrangement for all purposes upon completion of all the conditions required in the Court approval.

6.2         Save and except as may be otherwise provided in the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by Taseko or Curis (provided that the other will have consented thereto) at any time prior to the Curis Meeting with or without any other prior notice or communication to Curis Securityholders, and if so proposed and accepted by Curis Securityholders voting at the Curis Meeting, will become part of this Plan of Arrangement for all purposes.

6.3         Any amendment, modification or supplement to this Plan of Arrangement may be made by Taseko and Curis without approval of Curis Securityholders provided that it concerns a matter which, in the reasonable opinion of Taseko and Curis is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any of the Curis Securityholders.

ARTICLE 7
FURTHER ASSURANCES AND PARAMOUNTCY

7.1         Notwithstanding that the transactions and events set forth herein will occur and be deemed to occur in the order set forth in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set forth therein.

7.2         From and after the Effective Time:

(a)	this Plan of Arrangement will take precedence and priority over any and all rights related to Curis Shares and Curis Options issued prior to the Effective Time;

(b)	the rights and obligations of the holders of Curis Shares and Curis Options, and any trustee and transfer agent therefor, will be solely as provided for in this Plan of Arrangement; and

(c)

all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to Curis Shares or Curis Options will be deemed to be settled, compromised, released and determined without liability except as set forth in the Plan of Arrangement.

SCHEDULE 2

REPRESENTATIONS AND WARRANTIES OF CURIS

Each of the representations and warranties of Curis set forth in this Schedule 2 is qualified and made subject to the exceptions and disclosures made in the Curis Disclosure Letter and the Curis Disclosure Documents, and any specific reference to the Curis Disclosure Letter or the Curis Disclosure Documents herein is solely for greater certainty. Curis hereby represents and warrants to Taseko (and acknowledges that Taseko are relying upon such representations and warranties in connection with entering into this Agreement) as set forth below:

(a)

Organization: Curis and each of the Curis Subsidiaries are corporations duly incorporated, continued or amalgamated or entities duly created and validly existing under all applicable Laws of their jurisdiction of incorporation, continuance or creation and have all necessary corporate or other power, authority and capacity to own their property and assets as now owned and to carry on their business as they are now being conducted. Curis and each of the Curis Subsidiaries (i) have all Environmental Approvals, licenses, permits, certificates, orders and other authorizations of or from any Governmental Entity, including without limitation under Environmental Laws, necessary to conduct their businesses substantially as now conducted and (ii) are duly registered or otherwise authorized and qualified to do business and are in good standing in each jurisdiction in which the character of their properties, owned, leased, licensed or otherwise held, or the nature of their activities makes such qualification necessary, except where the failure to have such Environmental Approvals, licenses, permits, certificates, orders or authorizations or to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect on Curis.

(b)

Capitalization: The authorized share capital of Curis consists of an unlimited number of Curis Shares and an unlimited number of preferred shares without par value. The number of issued and outstanding Curis Shares, preferred shares and Curis Options as of the close of business on September 5, 2014 is set forth in Schedule 3.1 – 2(b) of the Curis Disclosure Letter. Other than with respect to the Rights Plan or the Taseko Convertible Loan, there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Curis of any securities of Curis (including Curis Shares), or any securities or obligations of Curis convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Curis (including Curis Shares and the preferred shares in the capital of Curis). All outstanding Curis Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Curis Shares issuable upon the exercise of rights under Curis Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Curis (including Curis Shares and Curis Options) have been issued in compliance with all applicable Laws including, without limitation, Securities Laws. Other than the Curis Shares, there are no securities of Curis outstanding which have the right to vote generally or, other than Curis Options and the Taseko Convertible Loan, are convertible into, or exchangeable or exercisable for securities having the right to vote generally with Curis Shareholders on any matter. There are no outstanding contractual or other obligations of Curis or of any of the Curis Subsidiaries to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposing of any of its outstanding securities. There are no outstanding bonds, debentures or other evidences of indebtedness of Curis having the right to vote with the holders of the outstanding Curis Shares on any matters.

(c)

Authority: Curis has the requisite corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Curis as contemplated by this Agreement and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Curis and the performance by Curis and of its obligations under this Agreement have been duly authorized by the Curis Board and no other corporate proceedings on the part of Curis or any of the Curis Subsidiaries are necessary to authorize the execution and delivery of this Agreement or the performance by Curis and its obligations under this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by Curis and constitutes a legal, valid and binding obligation of Curis, enforceable against Curis in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium or other similar laws of general application relating to or affecting the enforcement of rights of creditors generally and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d)

No Consent: No consent, approval, order or Authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Curis or any of the Curis Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Curis of the transactions contemplated hereby other than:

(i)	in connection with or in compliance with applicable Securities Laws;

(ii)	obtaining the Interim Order and Final Order;

(iii)	obtaining any approvals required by the Interim Order or Final Order; and

(iv)	filing any documents as may be required to be filed with the Registrar;

(v)	the Regulatory Approvals; and

(vi)

any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Curis or materially adversely affect its ability to consummate the transactions contemplated hereby.

(e)

Curis Subsidiaries: The only Subsidiaries of Curis are the Curis Subsidiaries and Curis does not own a direct or indirect voting or equity interest in any Person other than the Curis Subsidiaries and has no agreement or other commitment to acquire such interest. The authorized and issued securities of the Curis Subsidiaries are set forth in Schedule 3.1 – 2(e) of the Curis Disclosure Letter. All of the outstanding shares of the Curis Subsidiaries are validly issued, fully paid and non-assessable and free of pre-emptive rights to the extent such concepts exists under applicable Laws. All of the outstanding shares of the Curis Subsidiaries are owned, directly or indirectly, by Curis. Except pursuant to restrictions on transfer contained in the articles, charters, by-laws or constating documents (or their equivalent) of the Curis Subsidiaries, the outstanding shares of the Curis Subsidiaries are owned by Curis or the relevant Curis Subsidiary free and clear of all Encumbrances, other than Curis Permitted Encumbrances, and Curis is not liable to any creditor in respect thereof.

(f)

No Violation: None of the authorization, execution and delivery of this Agreement by Curis, the completion of the transactions contemplated by this Agreement or the Plan of Arrangement, or compliance by Curis with any of the provisions hereof or thereof will:

(i)

violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under (A) its articles, charters, by-laws, constating documents or other comparable organizational documents, (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, license, permit, or other Contract to which Curis or any Curis Subsidiary is a party (assuming compliance with the matters under subclause (d)(vii) of this Schedule 2) or (C) any applicable Laws (assuming compliance with the matters under subclauses (d)(i) to (v) of this Schedule 2), except in the case of clauses (B) and (C) above, as would not, individually or in the aggregate, have a Material Adverse Effect on Curis;

(ii)

result in the creation of any Encumbrance upon any of the properties or assets of Curis or the Curis Subsidiaries, other than (A) Curis Permitted Encumbrances and (B) other Encumbrances that would not, individually or in the aggregate, have a Material Adverse Effect on Curis;

(iii)

cause any indebtedness to come due pursuant to the terms thereof before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Curis or the Curis Subsidiaries, except as would not, individually or in the aggregate, have a Material Adverse Effect on Curis;

	(iv)	violate the terms of any Permit currently in effect in respect of Curis or the Curis Subsidiaries, except as would not, individually or in the aggregate, have a Material Adverse Effect on Curis; or

(i)

result in or accelerate the time for payment or vesting of, or increase the amount of any severance, unemployment compensation, “golden parachute”, bonus, termination payments or otherwise, becoming due to any director or officer of Curis or of the Curis Subsidiaries or increase any benefits otherwise payable under any pension or benefits plan of Curis or of the Curis Subsidiaries or result in the acceleration of the time of payment or vesting of any such benefits (other than pursuant to the terms of the Curis Option Plan).

(g)

Company Authorizations: Curis and the Curis Subsidiaries have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Curis or the Curis Subsidiaries as presently conducted or otherwise in connection with the ordinary course material business or operations of Curis or the Curis Subsidiaries as presently conducted and such Authorizations are in full force and effect. Curis and the Curis Subsidiaries have complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect on Curis. There is no action, investigation or proceeding pending or, to the knowledge of Curis, threatened regarding any of the Authorizations that would, individually or in the aggregate, have a Material Adverse Effect on Curis. None of Curis and the Curis Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect on Curis and all such Authorizations continue to be effective in order for Curis and the Curis Subsidiaries to continue to conduct their business as they are currently being conducted. To the knowledge of Curis, no Person other than Curis or the Curis Subsidiaries owns or has any proprietary, financial or other interest (direct or indirect) in any of the Authorizations.

(h)

Fairness Has Been Determined: The Special Committee has obtained the Independent Valuation and has provided to Taseko a copy of the presentation of the Valuator thereon, and the Curis Board, upon considering the recommendation of the Special Committee and the opinion of the Financial Advisor, has (i) determined that the Transaction is fair to Curis Shareholders (other than Taseko) and is in the best interests of Curis and (ii) resolved to recommend that the Curis Shareholders and the Curis Optionholders vote in favour of the Transaction.

(i)

Financial Statements and Information: The Curis Financial Statements were prepared in accordance with GAAP consistently applied, and fairly represent, in all material respects, the consolidated financial condition of Curis and the results of operations (on a consolidated basis) of Curis as at and for the years ended March 31, 2013 and 2014 and as at and for the three month periods ended June 30, 2013 and 2014.

(j)

Accounting and Auditing Practices: Since the date of the Curis Financial Statements, neither Curis nor the Curis Subsidiaries nor, to Curis’ knowledge, any director, officer, employee, auditor, accountant or representative of Curis or of the Curis Subsidiaries has received any complaint, allegation, assertion or claim that Curis or the Curis Subsidiaries have engaged in questionable accounting or auditing practices or regarding any material impropriety with respect to the internal controls of Curis or the Curis Subsidiaries, which has not been resolved to the satisfaction of the audit committee of the Curis Board.

(k)	Employment Agreements:

(i)

neither Curis nor any of the Curis Subsidiaries has any employees, and no severance amounts and/or retention or bonuses are payable by Curis or the Curis Subsidiaries to anyone solely by reason of Curis entering into this Agreement or the completion of the Arrangement, and the Curis Subsidiaries are not a party to any consulting agreements;

(ii)	Curis and the Curis Subsidiaries are and have been operated in all material respects in compliance with all applicable Laws relating to employees;

(iii)	there is no material proceeding, action, suit or claim pending or threatened involving any employee of Curis or the Curis Subsidiaries;

(iv)

except as required under applicable Laws, none of Curis nor the Curis Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance, retention or termination payments to, or any employment or consulting agreement with, any director or officer of Curis or the Curis Subsidiaries that would be triggered solely by reason of Curis entering into this Agreement or the completion of the Arrangement;

(v)

none of Curis or the Curis Subsidiaries has any employee or consultant whose employment or contract with Curis or the Curis Subsidiaries cannot be terminated by Curis or the Curis Subsidiaries, as applicable; and

(vi)

none of Curis nor the Curis Subsidiaries: (A) is a party to any collective bargaining agreement; (B) is, to the knowledge of Curis, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement; or (C) is subject to any current, or to the knowledge of Curis, pending or threatened strike, lockout, slowdown or work stoppage.

(l)

Reporting Status and Securities Laws Matters: Curis is a “reporting issuer” and is in compliance in all material respects with applicable Canadian Securities Laws in each of the provinces of British Columbia, Alberta and Ontario. No delisting or suspension of trading in or cease trading order with respect to any securities of Curis and, to the knowledge of Curis, no inquiry or investigation (formal or informal) of any Securities Regulator, is in effect or ongoing or, to the knowledge of Curis, expected to be implemented or undertaken. No order ceasing or suspending trading in Curis Shares (or any of them) or any other securities of Curis is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Curis, are pending, contemplated or threatened. Curis Shares are listed and posted for trading on the TSX. Curis is in compliance in all material respects with all requirements of the TSX.

(m)

Public Record: Curis has filed all required reports, statements, forms and other documents required to be filed by it in accordance with applicable Canadian Securities Laws and, as of their respective dates, the documents and materials comprising Curis Disclosure Documents (including all exhibits and schedules thereto and documents incorporated by reference therein), taken as a whole, did not contain any Misrepresentation, and complied in all material respects with all Canadian Securities Laws. Curis has not filed any confidential material change or other report or other document with any Securities Regulator or stock exchange, including the TSX, or other self-regulatory authority which at the date hereof remains confidential.

(n)

Books and Records: (i) The financial books, records and accounts of Curis in all material respects: (A) have been maintained in accordance with GAAP; (B) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Curis; and (C) accurately and fairly reflect the basis for the Curis Financial Statements. The corporate records and minute books for Curis have been maintained in accordance with all applicable Laws in all material respects and contain complete and accurate minutes or draft minutes of all meetings and resolutions of the directors and shareholders of Curis held and/or passed, as applicable, since their incorporation or amalgamation, as the case may be, in all material respects, other than for meetings of the Special Committee held, and resolutions thereof passed, with respect to the Transaction, for which minutes, draft minutes or resolutions are not yet available. (ii) The financial books, records and accounts of the Curis Subsidiaries in all material respects: (A) have been maintained in accordance with GAAP; (B) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Curis Subsidiaries; and (C) accurately and fairly reflect the basis for the Curis Subsidiaries’ financial statements. The corporate records and minute books for the Curis Subsidiaries have been maintained in accordance with all applicable Laws in all material respects and contain complete and accurate minutes of all meetings and resolutions of the directors and shareholders of the Curis Subsidiaries held and/or passed, as applicable, since their incorporation or amalgamation, as the case may be, in all material respects.

(o)

No Undisclosed Liabilities: Neither Curis nor any of the Curis Subsidiaries has any outstanding indebtedness or liabilities and is not party to or bound by any material suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those (i) specifically identified, disclosed or provided for in the Curis Financial Statements, (ii) incurred in the ordinary course of business since the date of the most recent financial statements of Curis filed on SEDAR, (iii) incurred in connection with the transactions contemplated hereby and (iv) which, individually or in the aggregate, are not material to Curis and the Curis Subsidiaries, taken as a whole.

(p)	Absence of Changes: Since the date of the Curis Financial Statements through the date hereof:

(i)	there has been no change, effect, event or occurrence that has had or would reasonably be expected to have a Material Adverse Effect on Curis;

(ii)	there has been no dividend or distribution of any kind declared, paid or made by Curis on any Curis Shares;

(iii)	Curis and the Curis Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice;

(iv)	there has not been any acquisition or sale by Curis or the Curis Subsidiaries of any material property or assets thereof;

(v)

other than in the ordinary course of business consistent with past practice, there has not been (A) any incurrence, assumption or guarantee by Curis or the Curis Subsidiaries of any debt for borrowed money, (B) any creation or assumption by Curis or the Curis Subsidiaries of any Encumbrance (other than Curis Permitted Encumbrances) or (C) any making by Curis or the Curis Subsidiaries of any loan, advance or capital contribution to or investment in any other Person, in each case, for an amount exceeding $200,000, individually or in the aggregate, except with respect to (1) debt for borrowed money, guarantees, loans or advances incurred, or investments or capital contributions made, by Curis to or in any Curis Subsidiary or by any Curis Subsidiary to or in Curis or any other Curis Subsidiary, (2) accounts and trade payable incurred in the ordinary course of business and (3) any debt for borrowed money incurred by Curis or any Curis Subsidiary pursuant to existing credit, debt or loan facilities for working capital or capital expenditure purposes;

(vi)

other than in the ordinary course of business consistent with past practice, there has not been any entering into, amendment of, relinquishment, termination or non-renewal by Curis or the Curis Subsidiaries of any contract, agreement, license, lease transaction, commitment or other right or obligation which has had or is reasonably likely to have a Material Adverse Effect on Curis;

(vii)	Curis has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Curis Shares;

(viii)

other than in the ordinary course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Curis or the Curis Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any material increase in severance or termination pay or any material increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors or officers;

(ix)	Curis has not effected any material change in its accounting methods, principles or practices; and

(x)

Curis has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other Curis Benefit Plan or shareholder rights plan (other than the Rights Plan).

(q)

Material Contracts: Schedule 3.1 – 2(q) of the Curis Disclosure Letter includes a complete and accurate list of all Material Contracts to which Curis or the Curis Subsidiaries is a party. All Material Contracts are in full force and effect, and Curis and the Curis Subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Curis has made available to Taseko true and complete copies of all Material Contracts. All of the Material Contracts are valid and binding obligations of Curis or the Curis Subsidiaries, as applicable, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium and other similar laws of general application relating to or affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Curis and the Curis Subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder, have not waived any material rights thereunder and no material default or breach exists in respect thereof on the part of Curis or the Curis Subsidiaries or, to the knowledge of Curis, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach or trigger a right of termination of any of the Material Contracts. As at the date hereof, neither Curis nor any of the Curis Subsidiaries has received written notice that any party to a Material Contract intends to cancel, terminate or otherwise materially adversely modify or not renew such Material Contract, and to the knowledge of Curis, no such action has been threatened. Neither Curis nor any of the Curis Subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Curis or the Curis Subsidiaries.

(r)

Compliance with Law: To the knowledge of Curis, Curis and the Curis Subsidiaries have complied with and are in compliance with all Laws applicable to the operation of its business, except where such non-compliance, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect on Curis.

(s)

Litigation, etc.: There are no claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Curis, threatened or affecting Curis or the Curis Subsidiaries or affecting any of its respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws, which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Curis. Neither Curis, nor any of the Curis Subsidiaries, nor any of their assets or properties are subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve or restricts the right or ability of Curis or any of the Curis Subsidiaries to conduct their business in all material respects as it has been carried on prior to the date hereof, or that would materially adversely affect the ability of Curis to consummate the transactions contemplated by this Agreement.

(t)

Licences, etc.: Curis and each of the Curis Subsidiaries hold all requisite licences, registrations, qualifications, permits, certificates, orders, grants, approvals, consents and other authorizations necessary or appropriate for carrying on their business as currently carried on and all such licences, registrations, qualifications, permits, certificates, orders, grants, approvals, consents and other authorizations are valid and subsisting and in good standing in all material respects except where the failure to hold such licences, registrations, qualifications, permits and consents would not have a Material Adverse Effect on Curis. Without limiting the generality of the foregoing, neither Curis nor any of the Curis Subsidiaries has received any notice of proceedings relating to the revocation or adverse modification of any material mining or exploration permit or licence, nor have they received notice of the revocation or cancellation of, or any intention to revoke or cancel, any material mining rights, groups of claims, exploration rights, concessions or leases with respect to any of Curis Mineral Rights.

(u)	Interest in Properties and Curis Mineral Rights:

(i)

all of Curis’: (A) material real properties (collectively, the “Curis Property”); and (B) material mineral interests and rights (including any material mineral claims, mining claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Laws or otherwise) (collectively, the “Curis Mineral Rights”), are set forth in the Curis Disclosure Letter. Other than Curis Property and Curis Mineral Rights set forth in the Curis Disclosure Letter, neither Curis nor any of the Curis Subsidiaries own or has any interest in any other material real property or any other material mineral interests and rights;

(ii)

Curis or a Curis Subsidiary is the sole legal and beneficial owner of all right, title and interest in and to the Curis Property and the Curis Mineral Rights, free and clear of any Encumbrance, other than Curis Permitted Encumbrances;

(iii)

to the knowledge of Curis, all of the Curis Mineral Rights have been properly located and recorded and otherwise granted in compliance with applicable Laws and are comprised of valid and subsisting Curis Mineral Rights;

(iv)

the Curis Property and the Curis Mineral Rights are in good standing under applicable Laws and, to the knowledge of Curis, all material work required to be performed and filed in respect thereof has been performed and filed, all material Taxes, rentals, fees, expenditures and other payments required to be made in respect thereof have been paid or incurred and all material filings in respect thereof have been made;

(v)

there are no material adverse claims against or challenge to the title to or ownership of any Curis Property or any Curis Mineral Rights which would reasonably be expected to have a Material Adverse Effect on Curis;

(vi)

no Person other than Curis has any interest in the Curis Property or any of the Curis Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest except pursuant to applicable Laws;

(vii)

there are no back-in rights, earn-in rights, purchase options, rights of first refusal or similar provisions or rights which would materially adversely affect any interest of Curis in the Curis Property or any of the Curis Mineral Rights;

(viii)	there are no material restrictions on the ability of Curis to use, transfer or exploit the Curis Property or any of the Curis Mineral Rights, except pursuant to applicable Laws;

(ix)

Curis has not received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Curis in any of the Curis Property or any of the Curis Mineral Rights; and

(x)

Curis or a Curis Subsidiary has the right in all material respects to enter upon the lands over which the Curis Property and the Curis Mineral Rights are located and, to the knowledge of Curis, there is no illegal occupation of such lands by any Person.

(v)

Mineral Resources: The most recent estimated, indicated, measured and inferred mineral resources disclosed in the Curis Disclosure Documents filed on SEDAR before the date of this Agreement have been prepared and disclosed in all material respects in accordance with accepted mining, engineering, geoscience and other approved industry practices and all applicable Laws, including the requirements of NI 43-101. The information provided by Curis to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. There has been no material reduction in the aggregate amount of estimated mineral resources of Curis from the amounts disclosed in the Curis Disclosure Documents. All material information regarding the Curis Property and the Curis Mineral Rights, including drill results, technical reports and studies, that are required to be disclosed by Laws, have been disclosed in the Curis Disclosure Documents except where an omission of such disclosure may not reasonably be expected to have a Material Adverse Effect on Curis.

(w)	Operational Matters: Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on Curis:

(i)

all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Curis or any of the Curis Subsidiaries and any of their material joint ventures, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and

(ii)

all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Curis or any of the Curis Subsidiaries or any of their material joint ventures is directly or indirectly bound, have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(x)	Off Balance Sheet Transactions: None of Curis or the Curis Subsidiaries is a party to or bound by any “off-balance-sheet” transactions or arrangements.

(y)

Title and Rights re: Other Assets: Curis and each of the Curis Subsidiaries have good and valid title to all material properties and assets (other than the Curis Properties and the Curis Mineral Rights, which are addressed elsewhere) reflected in the Curis Financial Statements or valid leasehold or license interests in all material properties and assets not reflected in the Curis Financial Statements but used by Curis or the Curis Subsidiaries, free and clear of all material Encumbrances (other than Curis Permitted Encumbrances) and there are no back-in rights, earn-in rights, purchase options, rights to first refusal or similar provisions or rights which would materially adversely affect Curis’ or any of the Curis Subsidiaries’ interest in any of the foregoing-described material properties and assets.

(z)

Environmental: Except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Curis (except as with respect to clause (viii) below), to the knowledge of Curis:

(i)	Curis and each of the Curis Subsidiaries are and have been in compliance with and is not in violation of any Environmental Laws;

(ii)

Curis and each of the Curis Subsidiaries have operated their respective businesses at all times and has generated, received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances without violation of Environmental Laws;

(iii)

there have been no spills, releases, deposits or discharges of Hazardous Substances into the earth, air or into any body of water, whether surface or otherwise, or any municipal or other sewer or drain or drinking or water systems, by Curis or any of the Curis Subsidiaries, or from the assets or operations of Curis or any of the Curis Subsidiaries’ assets or operations, except in compliance with Environmental Laws;

(iv)

no orders, notifications, directives, demands, claims, instructions, directions or notices have been issued and remain outstanding by any Governmental Entity pursuant to any Environmental Laws, whether or not have the force of law, relating to the business or assets of Curis or any of the Curis Subsidiaries;

(v)	neither Curis nor the Curis Subsidiaries has failed to report to the proper Governmental Entity the occurrence of any event which is required to be so reported by any Environmental Laws;

(vi)

Curis and each of the Curis Subsidiaries hold all Environmental Approvals required under any Environmental Laws in connection with the operation of their respective businesses as presently conducted and the ownership and use including rehabilitation of their respective assets as presently conducted, all such Environmental Approvals are in full force and effect, and neither Curis nor the Curis Subsidiaries has received any notification from any Governmental Entity pursuant to any Environmental Laws that any work, undertaking, study, report, assessment, repairs, constructions or other expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any Environmental Approvals issued pursuant thereto, or that any Environmental Approvals referred to above are about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(vii)

there are no changes in the status, terms or conditions of any Environmental Approvals held by Curis or any of the Curis Subsidiaries, or any renewal, modification, revocation, reassurance, alteration, transfer, restriction or amendment of any such Environmental Approvals, or any review by, or approval of, any Governmental Entity of such Environmental Approvals that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business and operations of Curis or any of the Curis Subsidiaries following the Effective Date;

(viii)

Curis and each of the Curis Subsidiaries have made available to Taseko all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information in its possession or control with respect to environmental, health and safety matters; and

(ix)

to the knowledge of Curis, none of Curis or the Curis Subsidiaries is subject to any past or present fact, condition or circumstance that could reasonably be expected to result in liability under any Environmental Laws.

(aa)

Insurance: As of the date hereof, Curis has such material policies of insurance as are listed in the Curis Disclosure Letter. All insurance maintained by Curis and each of the Curis Subsidiaries is in full force and effect and in good standing and neither Curis nor the Curis Subsidiaries is in material default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Curis or any of the Curis Subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Curis or any of the Curis Subsidiaries or not to renew any material policy of insurance on its expiry or to materially increase any deductible or cost.

(bb)	Tax Matters: Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Curis:

(i)

each of Curis and the Curis Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and such Tax Returns are complete and correct;

(ii)

each of Curis and the Curis Subsidiaries has: (A) duly and timely paid all Taxes due and payable by it, or, where payment is not yet due, established adequate accruals in conformity with GAAP in the Curis Financial Statements for the period covered by such financial statements for any Taxes, including income taxes and related future taxes, if applicable, that have not been paid; (B) duly and timely withheld all Taxes and other amounts required by Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Laws to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales, sales, value added and federal, provincial, state or territorial sales taxes, required by Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Laws to be remitted by it;

(iii)

there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or, to the knowledge of Curis, threatened against Curis or any of the Curis Subsidiaries that propose to assess Taxes in addition to those reported in its Tax Returns;

	(iv)	no waiver of any statutory limitation period with respect to Taxes has been given or requested with respect to Curis or any the Curis Subsidiaries;

(v)

Curis has made available to Taseko copies of all Tax Returns for the fiscal year ended March 31, 2014 and all written communication to or from any Governmental Entity and relating to the Taxes of Curis;

(vi)

no claim has ever been made by a Governmental Entity in a jurisdiction where Curis or any Curis Subsidiary does not file Tax Returns that Curis or such Curis Subsidiary, as the case may be, is or may be subject to the imposition of any Tax by that jurisdiction; and

(vii)

there are no Encumbrances for Taxes upon any properties or assets of Curis or any of the Curis Subsidiaries (other than Encumbrances relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent statement of financial position included in the Curis Financial Statements).

(cc)

Non-Arm’s Length Transactions: Except for employment or employment compensation agreements entered into in the ordinary course of business, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Curis or any of the Curis Subsidiaries) between Curis or any of Curis Subsidiaries on the one hand, and any: (i) officer or director of Curis or any of the Curis Subsidiaries; (ii) any holder of record or, to the knowledge of Curis, beneficial owner of five percent or more of the voting securities of Curis (other than Taseko or its affiliates); or (iii) any affiliate or associate of any officer, director or beneficial owner (other than Taseko or its affiliates), on the other hand.

(dd)

No Option on Assets: No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Curis or any of the Curis Subsidiaries of the material assets of Curis.

(ee)

Winding Up: No order has been made, petition presented or meeting convened for the purpose of winding up of Curis or any of the Curis Subsidiaries, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of Curis or any of the Curis Subsidiaries are distributed amongst the creditors and/or shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganisation or similar laws in any relevant jurisdiction, and no events have occurred which, under applicable Laws, would be reasonably likely to result in such cases or proceedings.

(ff)

Brokers: No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Curis, other than the Financial Advisor.

(gg)

No Expropriation: No material property or asset of Curis or any of the Curis Subsidiaries (including any Curis Property or Curis Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Curis, is there any intent or proposal to give any such notice or to commence any such proceeding.

(hh)

Corrupt Practices: There have been no actions taken by Curis or, to the knowledge of Curis, any of its affiliates which violated or are in violation of the Anti-Corruption Laws or any similar legislation of another jurisdiction.

(ii)

Confidentiality Agreements: Curis has not, as of the date hereof, negotiated any Alternative Proposal with any Person who has not entered into a confidentiality agreement and has not waived any “standstill” provisions in any such agreement, and no such agreement contains any provision currently in effect which would require Curis to pay any break fee or similar payment to any Person, other than Taseko pursuant to this Agreement.

(jj)

Competition Act: Curis does not have assets in Canada or annual gross revenues from sales in or from Canada that exceed $80 million, in either case, as determined in accordance with the Competition Act and the regulations thereunder.

(kk)

U.S. Securities Law Matters: (i) Curis is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act; (ii) Curis has no class of securities outstanding that is or is required to be registered under section 12 of the 1934 Act or that is subject to the reporting requirements of section 13 or 15(d) of the 1934 Act; (iii) Curis is not registered or required to register as an investment company under the U.S. Investment Company Act of 1940; and (iv) the Curis Shares and Curis Options have not been listed for trading on any national securities exchange in the United States during the past 12 calendar months.

(ll)

Vote Required: The only votes of the holders of any class or series of Curis Shares, Curis Options or other securities of Curis necessary to approve this Agreement and the Arrangement and the transactions contemplated hereof or thereby is, subject to the Interim Order, Curis Securityholder Approval.

(mm)

HSR Act: Curis, including all entities “controlled by” Curis for purposes of and defined in the HSR Act, does not, and prior to completion of the Arrangement will not, hold assets located in the United States with a fair market value as of the date of the Arrangement in excess of U.S. $75.9 million in the aggregate. During the 12 month period ended December 31, 2013, (i) Curis did not make sales in or into the United States in excess of U. S. $75.9 million in the aggregate; and (ii) the assets described above in the first sentence of this paragraph did not generate sales in or into the United Sates in excess of U. S. $75.9 million in the aggregate.

(nn)

Rights Plan: The 2011 Rights Plan was adopted by the Curis Board on August 17, 2011 and is in full force and effect, unamended, as of the date hereof. The Curis Board has not waived the application of the Rights Plan to or in respect of any transaction or proposed or potential transaction. The approval, execution or delivery of this Agreement, the announcement or consummation of the Arrangement or the consummation of any other transaction contemplated by this Agreement will not result in a “Flip-In Event” or a “Separation Time” pursuant to the Rights Plan.

(oo)

No “Collateral Benefit”: No “related party” of Curis together with its “associated entities” (within the meaning of MI 61-101), beneficially owns or exercises control or direction over 1% or more of the outstanding Curis Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

SCHEDULE 3

REPRESENTATIONS AND WARRANTIES OF TASEKO

Each of the representations and warranties of Taseko set forth in this Schedule 3 is qualified and made subject to the exceptions and disclosures made in the Taseko Disclosure Letter and the Taseko Disclosure Documents, and any specific reference to the Taseko Disclosure Letter or the Taseko Disclosure Documents herein is solely for greater certainty. Taseko hereby represents and warrants to Curis (and acknowledges that Curis is relying upon such representations and warranties in connection with entering into this Agreement) as set forth below:

(a)

Organization: Taseko and each Taseko Subsidiary is a corporation duly incorporated or amalgamated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Taseko and each of the Taseko Subsidiaries (i) have all Environmental Approvals, licenses, permits, certificates, orders and other authorizations of or from any Governmental Entity, including without limitation under Environmental Laws, necessary to conduct their businesses as presently conducted; and (ii) are duly registered or otherwise authorized and qualified to do business and are in good standing in each jurisdiction in which the character of their properties, owned, leased, licensed or otherwise held, or the nature of their activities makes such qualification necessary, except where the failure to have such Environmental Approvals, licenses, permits, certificates, orders or authorizations or to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect on Taseko.

(b)

Ownership of Subsidiaries: The only Subsidiaries of Taseko are the Taseko Subsidiaries and Taseko does not own a direct or indirect voting or equity interest in any Person other than the Taseko Subsidiaries and has no agreement or other commitment to acquire such interest. All of the issued and outstanding shares of capital stock and other ownership interests in the Taseko Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Taseko are legally and beneficially owned, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into, or exchangeable or exercisable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the Taseko Subsidiaries. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any Taseko Subsidiary to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into, or exchangeable or exercisable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any Taseko Subsidiary.

(c)

Capitalization: The authorized share capital of Taseko consists of an unlimited number of Taseko Shares. The number of issued and outstanding Taseko Shares and options to acquire Taseko Shares as of the close of business on September 5, 2014 is set forth in Schedule (B) of the Taseko Disclosure Letter. Except as set forth in Schedule (B) of the Taseko Disclosure Letter, there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Taseko of any securities of Taseko (including the Taseko Shares), or any securities or obligations of Taseko convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Taseko (including the Taseko Shares) or any Taseko Subsidiary. All outstanding Taseko Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Taseko Shares issuable upon the exercise of rights under options to acquire Taseko Shares in accordance with the respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Taseko (including the Taseko Shares and options to acquire Taseko Shares) have been issued in compliance with all applicable Laws and Securities Laws. Other than the Taseko Shares, there are no securities of Taseko or any Taseko Subsidiary outstanding which have the right to vote generally (or, other than the options to acquire Taseko Shares, are convertible into, or exchangeable or exercisable for securities having the right to vote generally) with Taseko Shareholders on any matter.

(d)

No Consent: No consent, approval, order or Authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Taseko or any Taseko Subsidiary in connection with the execution and delivery of this Agreement or the consummation by Taseko of the transactions contemplated hereby other than:

(i)	in connection with or in compliance with applicable Securities Laws;

(ii)	obtaining the Interim Order and Final Order, obtaining any approvals required by the Interim Order and Final Order and filing any documents as may be required to be filed with the Registrar;

(iii)	the Regulatory Approvals; and

(iv)

any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Taseko or materially adversely affect its ability to consummate the transactions contemplated hereby.

(e)

Authority: Taseko has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Taseko and the performance by Taseko of its obligations under this Agreement has been duly authorized by the Taseko Board, and no other corporate or shareholder proceedings on the part of Taseko is necessary to authorize the execution and delivery by Taseko of this Agreement or the performance of its obligations under this Agreement or the Arrangement pursuant to the Plan of Arrangement (and for greater certainty, the issuance of Taseko Shares forming the Consideration pursuant to the Arrangement does not require the approval of Taseko Shareholders pursuant to the policies of the TSX). This Agreement has been duly executed and delivered by Taseko and constitutes a legal, valid and binding obligation of Taseko, enforceable against Taseko in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(f)

No Violation: None of the authorization, execution and delivery of this Agreement by Taseko, the completion of the transactions contemplated by this Agreement or the Plan of Arrangement, or compliance by Taseko with any of the provisions hereof or thereof will:

(i)

violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under (A) its articles, charters, by-laws, constating documents or other comparable organizational documents, (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, license, permit, or other Contract to which Taseko or any Taseko Subsidiary is a party (assuming compliance with the matters under subclause (d)(iv) of this Schedule 3) or (C) any applicable Laws (assuming compliance with the matters under subclauses (d)(i) to (iii) of this Schedule 3), except in the case of clauses (B) and (C) above, as would not, individually or in the aggregate, have a Material Adverse Effect on Taseko or materially adversely affect its ability to consummate the transactions contemplated hereby ;

(ii)

result in the creation of any Encumbrance upon any of the properties or assets of Taseko or the Taseko Subsidiaries, other than (A) Taseko Permitted Encumbrances and (B) other Encumbrances that would not, individually or in the aggregate, have a Material Adverse Effect on Taseko or materially adversely affect its ability to consummate the transactions contemplated hereby;

(iii)

cause any indebtedness to come due pursuant to the terms thereof before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Taseko or the Taseko Subsidiaries, except as would not, individually or in the aggregate, have a Material Adverse Effect on Taseko or materially adversely affect its ability to consummate the transactions contemplated hereby; or

(iv)

violate the terms of any Permit currently in effect in respect of Taseko or the Taseko Subsidiaries, except as would not, individually or in the aggregate, have a Material Adverse Effect on Taseko or materially adversely affect its ability to consummate the transactions contemplated hereby.

(g)

Company Authorizations: Taseko and the Taseko Subsidiaries have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Taseko or the Taseko Subsidiaries or otherwise in connection with the ordinary course material business or operations of Taseko or the Taseko Subsidiaries and such Authorizations are in full force and effect. Taseko and the Taseko Subsidiaries have complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect on Taseko. There is no action, investigation or proceeding pending or, to the knowledge of Taseko, threatened regarding any of the Authorizations that would, individually or in the aggregate, have a Material Adverse Effect on Taseko. None of Taseko and the Taseko Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect on Taseko and all such Authorizations continue to be effective in order for Taseko and the Taseko Subsidiaries to continue to conduct their business as they are currently being conducted. To the knowledge of Taseko, no Person other than Taseko or the Taseko Subsidiaries owns or has any proprietary, financial or other interest (direct or indirect) in any of the Authorizations.

(h)

Financial Statements and Information: The Taseko Financial Statements were prepared in accordance with GAAP, consistently applied, and fairly represent, in all material respects, the consolidated financial condition of Taseko at the respective dates presented therein and the results of operations of Taseko (on a consolidated basis) as at and for the years ended December 31, 2012 and 2013 and as at and for the six months ended June 30, 2013 and 2014.

(i)

Accounting and Auditing Practices: Since the date of the Taseko Financial Statements, neither Taseko nor the Taseko Subsidiaries nor, to Taseko’s knowledge, any director, officer, employee, auditor, accountant or representative of Taseko or of the Taseko Subsidiaries has received any complaint, allegation, assertion or claim that Taseko or the Taseko Subsidiaries have engaged in questionable accounting or auditing practices or regarding any material impropriety with respect to the internal controls of Taseko or the Taseko Subsidiaries, which has not been resolved to the satisfaction of the audit committee of the Taseko Board.

(j)	Employment Matters:

(i)	Taseko and the Taseko Subsidiaries are and have been operated in all material respects in compliance with all applicable Laws relating to employees; and

(ii)	there is no material proceeding, action, suit or claim pending or threatened involving any employee of Taseko or the Taseko Subsidiaries.

(k)

Reporting Status and Securities Laws Matters: Taseko is a “reporting issuer” and is in compliance in all material respects with applicable Canadian Securities Laws in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Ontario. No delisting, suspension of trading in or cease trading order with respect to any securities of Taseko and, to the knowledge of Taseko, no inquiry or investigation (formal or informal) of any Securities Regulator, is in effect or ongoing or, to the knowledge of Taseko, expected to be implemented or undertaken. No order ceasing or suspending trading in Taseko Shares (or any of them) or any other securities of Taseko is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Taseko, are pending, contemplated or threatened. Taseko Shares are listed and posted for trading on the TSX. Taseko is in compliance in all material respects with all requirements of the TSX.

(l)

Public Record: Taseko has filed all required reports, statements, forms and other documents required to be filed by it in accordance with applicable Canadian Securities Laws and, as of their respective dates, the documents and materials comprising the Taseko Disclosure Documents (including all exhibits and schedules thereto and documents incorporated by reference therein), taken as a whole, did not contain any Misrepresentation, and complied in all material respects with all Canadian Securities Laws. Taseko has not filed any confidential material change or other report or other document with any Securities Regulator or stock exchange (including the TSX) or other self-regulatory authority which at the date hereof remains confidential.

(m)

Books and Records: The financial books, records and accounts of Taseko in all material respects: (i) have been maintained in accordance with GAAP; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Taseko; and (iii) accurately and fairly reflect the basis for Taseko Financial Statements. The corporate records and minute books for Taseko have been maintained in accordance with all applicable Laws in all material respects and contain complete and accurate minutes of all meetings and resolutions of the directors and shareholders of Taseko held and/or passed, as applicable, since their incorporation or amalgamation, as the case may be, in all material respects.

(n)

No Undisclosed Liabilities: Taseko and the Taseko Subsidiaries have no outstanding indebtedness or liabilities and are not party to or bound by any material suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those specifically identified in Taseko Financial Statements or incurred in the ordinary course of business since the date of the Taseko Financial Statements or otherwise disclosed in the Taseko Disclosure Documents.

(o)	Absence of Changes: Since the date of the Taseko Financial Statements through the date hereof:

(i)	there has been no change, effect, event or occurrence that has had or would reasonably be expected to have a Material Adverse Effect on Taseko;

(ii)	there has been no dividend or distribution of any kind declared, paid or made by Taseko on any Taseko Shares;

(iii)	Taseko and the Taseko Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice;

(iv)	there has not been any acquisition or sale by Taseko or the Taseko Subsidiaries of any material property or assets thereof;

(v)

other than in the ordinary course of business consistent with past practice, there has not been (A) any incurrence, assumption or guarantee by Taseko or the Taseko Subsidiaries of any debt for borrowed money, (B) any creation or assumption by Taseko or the Taseko Subsidiaries of any Encumbrance (other than Taseko Permitted Encumbrances) or (C) any making by Taseko or the Taseko Subsidiaries of any loan, advance or capital contribution to or investment in any other Person, in each case, for an amount exceeding $500,000 (other than the Taseko Convertible Loan), individually or in the aggregate, except with respect to (1) debt for borrowed money, guarantees, loans or advances incurred, or investments or capital contributions made, by Taseko to or in any Taseko Subsidiary or by any Taseko Subsidiary to or in Taseko or any other Taseko Subsidiary, (2) accounts and trade payable incurred in the ordinary course of business and (3) any debt for borrowed money incurred by Taseko or any Taseko Subsidiary pursuant to existing credit, debt or loan facilities for working capital or capital expenditure purposes;

(vi)

other than in the ordinary course of business consistent with past practice, there has not been any entering into, amendment of, relinquishment, termination or non-renewal by Taseko or the Taseko Subsidiaries of any contract, agreement, license, lease transaction, commitment or other right or obligation which has had or is reasonably likely to have a Material Adverse Effect on Taseko;

(vii)	Taseko has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Taseko Shares;

(viii)

other than in the ordinary course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Taseko or the Taseko Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any material increase in severance or termination pay or any material increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors or officers;

(ix)	Taseko has not effected any material change in its accounting methods, principles or practices; and

(x)	Taseko has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(p)

Material Contracts: All Material Contracts to which Taseko or the Taseko Subsidiaries is a party have been filed on SEDAR in accordance with Canadian Securities Laws except where to do so may reasonably be expected to have a Material Adverse Effect on Taseko. All Material Contracts are in full force and effect, and Taseko and the Taseko Subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. All of the Material Contracts are valid and binding obligations of Taseko or the Taseko Subsidiaries, as applicable, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium and other similar laws of general application relating to or affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Taseko and the Taseko Subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder, have not waived any material rights thereunder and no material default or breach exists in respect thereof on the part of Taseko or the Taseko Subsidiaries or, to the knowledge of Taseko, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach or trigger a right of termination of any of the Material Contracts. As at the date hereof, neither Taseko nor any of the Taseko Subsidiaries has received written notice that any party to a Material Contract intends to cancel, terminate or otherwise materially adversely modify or not renew such Material Contract, and to the knowledge of Taseko, no such action has been threatened. Neither Taseko nor any of the Taseko Subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Taseko or the Taseko Subsidiaries.

(q)

Compliance with Law: To the knowledge of Taseko, Taseko has complied with and are in compliance with all Laws applicable to the operation of its business, except where such non-compliance, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect on Taseko.

(r)

Litigation, etc.: There are no claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Taseko, threatened or affecting Taseko or the Taseko Subsidiaries or affecting any of its respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws, which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Taseko or materially adversely affect its ability to consummate the transactions contemplated hereby. Neither Taseko, nor any of the Taseko Subsidiaries, nor any of their assets or properties are subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve or restricts the right or ability of Taseko or any of the Taseko Subsidiaries to conduct their business in all material respects as it has been carried on prior to the date hereof, or that would materially adversely affect the ability of Taseko to consummate the transactions contemplated by this Agreement.

(s)

Licences, etc.: Taseko and Taseko Subsidiaries hold all requisite licences, registrations, qualifications, permits, certificates, orders, grants, approvals, consents and other authorizations necessary or appropriate for carrying on their business as currently carried on and all such licences, registrations, qualifications, permits, certificates, orders, grants, approvals, consents and other authorizations are valid and subsisting and in good standing in all material respects except where the failure to hold such licences, registrations, qualifications, permits and consents would not have a Material Adverse Effect on Taseko. Without limiting the generality of the foregoing, neither Taseko nor any Taseko Subsidiary have received any notice of proceedings relating to the revocation or adverse modification of any material mining or exploration permit or licence, nor have they received notice of the revocation or cancellation of, or any intention to revoke or cancel, any material mining rights, groups of claims, exploration rights, concessions or leases with respect to any of the mineral rights of Taseko or any Taseko Subsidiary.

(t)	Interest in Properties and Taseko Mineral Rights:

(i)

all of Taseko’s: (A) material real properties (collectively, the “Taseko Property”); and (B) material mineral interests and rights (including any material mineral claims, mining claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Laws or otherwise) (collectively, the “Taseko Mineral Rights”), are accurately described in the Taseko Disclosure Documents, and neither Taseko nor any of the Taseko Subsidiaries own or has any interest in any other material real property or any other material mineral interests and rights;

(ii)

Taseko or a Taseko Subsidiary is the sole legal and beneficial owner of all right, title and interest in and to the Taseko Property and the Taseko Mineral Rights, free and clear of any Encumbrance, other than Taseko Permitted Encumbrances;

(iii)

to the knowledge of Taseko, all of the Taseko Mineral Rights have been properly located and recorded and otherwise granted in compliance with applicable Laws and are comprised of valid and subsisting Taseko Mineral Rights;

(iv)

the Taseko Property and the Taseko Mineral Rights are in good standing under applicable Laws and, to the knowledge of Taseko, all material work required to be performed and filed in respect thereof has been performed and filed, all material Taxes, rentals, fees, expenditures and other payments required to be made in respect thereof have been paid or incurred and all filings in respect thereof have been made;

(v)

there are no material adverse claims against or challenge to the title to or ownership of any Taseko Property or any Taseko Mineral Rights which would reasonably be expected to have a Material Adverse Effect on Taseko;

(vi)

no Person other than Taseko has any interest in the Taseko Property or any of the Taseko Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest except pursuant to applicable Laws;

(vii)

there are no back-in rights, earn-in rights, purchase options, rights of first refusal or similar provisions or rights which would materially adversely affect any interest of Taseko in the Taseko Property or any of the Taseko Mineral Rights;

	(viii)	there are no material restrictions on the ability of Taseko to use, transfer or exploit the Taseko Property or any of the Taseko Mineral Rights, except pursuant to applicable Laws;

(ix)

Taseko has not received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any l interest of Taseko in any of the Taseko Property or any of the Taseko Mineral Rights; and

(x)

Taseko or a Taseko Subsidiary has the right in all material respects to enter upon the lands over which the Taseko Property and the Taseko Mineral Rights are located and, to the knowledge of Taseko, there is no illegal occupation of such lands by any Person.

(u)

Mineral Resources and Reserves: The most recent estimated, indicated, measured and inferred mineral resources and proven and probable mineral reserves disclosed in the Taseko Disclosure Documents filed before the date of this Agreement have been prepared and disclosed in all material respects in accordance with accepted mining, engineering, geoscience and other approved industry practices and all applicable Laws, including the requirements of NI 43-101. The information provided by Taseko to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. There has been no material reduction in the aggregate amount of estimated mineral resources or mineral reserves of Taseko from the amounts disclosed in the Taseko Disclosure Documents. All material information regarding the Taseko Property and the Taseko Mineral Rights, including technical reports and studies, that are required to be disclosed by Laws, have been disclosed in the Taseko Disclosure Documents except where an omission of such disclosure may not reasonably be expected to have a Material Adverse Effect on Taseko.

(v)	Off Balance Sheet Transactions: Other than as disclosed in the Taseko Financial Statements, Taseko is not a party to or bound any “off-balance-sheet” transactions or arrangements.

(w)

Environmental: Except as would not individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Taseko, (i) each of Taseko and each Taseko Subsidiary has conducted its respective business in compliance with Environmental Laws; (ii) there is no Hazardous Substance on, in or under any property owned by Taseko or the Taseko Subsidiaries nor has there ever been any release, escape or other discharge of any Hazardous Substance therefrom other than in accordance with Environmental Laws; (iii) each of Taseko and each Taseko Subsidiary has not used any of its property or assets, or permitted them to be used, to generate, manufacture, refine, treat, transport, store, handle, dispose of, produce or process any Hazardous Substance except in compliance with Environmental Laws and (iv) none of Taseko or the Taseko Subsidiaries has received written notice, or has knowledge of any facts that could give rise to any notice, that any of Taseko or the Taseko Subsidiaries is potentially responsible for any remedial action under any Environmental Law.

(x)

Title and Rights re: Other Assets: Taseko and each of the Taseko Subsidiaries have good and valid title to all material properties and assets (other than the Taseko Property and the Taseko Mineral Rights, (which are addressed elsewhere) reflected in the Taseko Financial Statements or valid leasehold or license interests in all material properties and assets not reflected in the Taseko Financial Statements but used by Taseko or the Taseko Subsidiaries, free and clear of all Encumbrances (other than Taseko Permitted Encumbrances), and there are no back in rights, earn in rights, purchase options, rights to first refusal or similar provisions or rights which would materially adversely affect Taseko’s or any of the Taseko Subsidiaries’ interest in any of the foregoing described material properties and assets.

(y)	Tax Matters: Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Taseko:

(i)

each of Taseko and the Taseko Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and such Tax Returns are complete and correct;

(ii)

each of Taseko and the Taseko Subsidiaries has: (A) duly and timely paid all Taxes due and payable by it, or, where payment is not yet due, established adequate accruals in conformity with GAAP in the Taseko Financial Statements for the period covered by such financial statements for any Taxes, including income taxes and related future taxes, if applicable, that have not been paid; (B) duly and timely withheld all Taxes and other amounts required by Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Laws to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales, sales, value added and federal, provincial, state or territorial sales taxes, required by Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Laws to be remitted by it;

(iii)

there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or, to the knowledge of Taseko, threatened against Taseko or any of the Taseko Subsidiaries that propose to assess Taxes in addition to those reported in its Tax Returns;

(iv)	no waiver of any statutory limitation period with respect to Taxes has been given or requested with respect to Taseko or any the Taseko Subsidiaries;

(v)

no claim has ever been made by a Governmental Entity in a jurisdiction where Taseko or any Taseko Subsidiary does not file Tax Returns that Taseko or such Taseko Subsidiary, as the case may be, is or may be subject to the imposition of any Tax by that jurisdiction; and

(vi)

there are no Encumbrances for Taxes upon any properties or assets of Taseko or any of the Taseko Subsidiaries (other than Encumbrances relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent statement of financial position included in the Taseko Financial Statements).

(z)

Winding Up: No order has been made, petition presented or meeting convened for the purpose of winding up of Taseko, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of Taseko are distributed amongst the creditors and/or shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganisation or similar laws in any relevant jurisdiction, and no events have occurred which, under applicable Laws, would be reasonably likely to result in any such cases or proceedings.

(aa)

No Expropriation: No material property or asset of Taseko has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Taseko, is there any intent or proposal to give any such notice or to commence any such proceeding.

(bb)

Issuance of Taseko Shares: The Taseko Shares to be issued as part of the Consideration have been duly authorized and reserved by the Taseko Board and will, when issued pursuant to the Arrangement, be duly and validly issued as fully paid and non-assessable ordinary shares in the capital of Taseko, free and clear of all Encumbrances, freely tradeable and listed and posted for trading on the TSX and the NYSE.

(cc)

Corrupt Practices: There have been no actions taken by Taseko or, to the knowledge of Taseko, any of its affiliates which violated or are in violation of the Anti-Corruption Laws or any similar legislation of another jurisdiction.

(dd)

No Vote Required: No vote of the holders of any class or series of Taseko Shares or other securities of Taseko is necessary to approve this Agreement and the Arrangement and the transactions contemplated hereof or thereby.

(ee)

No “Collateral Benefit”: Other than those specifically identified by Taseko to Curis in writing, no “related party” of Taseko together with its “associated entities” (within the meaning of MI 61-101), beneficially owns or exercises control or direction over 1% or more of the outstanding Taseko Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

SCHEDULE 4

LOCKED-UP SHAREHOLDERS

Directors and Officers of Curis

David J. Copeland

Rene G. Carrier

James Kerr

Brian Causey

Gordon Fretwell

Robert Schafer

Trevor Thomas

Russell Hallbauer

SCHEDULE 5

ARRANGEMENT RESOLUTIONS

BE IT RESOLVED THAT:

1.           The arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Curis Resources Ltd. (the “Company”), as more particularly described and set forth in the Management Proxy Circular (the “Circular”) of the Company dated [____], 2014, accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized and approved;

2.           The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving the Company and implementing the Arrangement, the full text of which is set forth in Appendix [____] to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3.           The arrangement agreement (the “Arrangement Agreement”) among the Company and Taseko Mines Limited dated September [____], 2014, the actions of the directors of the Company in approving the Arrangement and the actions of the officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4.           Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered, without further notice to, or approval of, the securityholders of the Company:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

5.           Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under the seal of the Company or otherwise, and to deliver such documents as are necessary or desirable to the Registrar under the BCBCA in accordance with the Arrangement Agreement for filing;

6.           Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under the seal of the Company or otherwise, and to deliver all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such officer or director may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company,

and such determination to be conclusively evidenced by the execution and delivery of such agreements, forms, waivers, notices, certificates, confirmations, instruments and documents or the doing of any such act or thing.